Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FTI CONSULTING, INC.

ACE ACQUISITION CORPORATION,

ATTENEX CORPORATION, and

THE SHAREHOLDER REPRESENTATIVES

June 9, 2008

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ARTICLE 5. CERTAIN AGREEMENTS OF THE PARTIES		44

5.1	Operation of Business, Related Matters	44
5.2	Preparation for Closing	46
5.3	Confidentiality Agreement	47
5.4	Directors’ and Officers’ Indemnification and Insurance	48
5.5	Acquisition Proposals	48
5.6	Further Assurances	48
5.7	Access	49
5.8	280G Approval	49
5.9	Termination of Certain Employee Plans	49
5.10	409A Payments	50

ARTICLE 6. CONDITIONS TO THE OBLIGATION TO CLOSE OF PARENT		50

6.1	Representations and Warranties	50
6.2	Performance of Agreements	51
6.3	Legality; Governmental Authorization; Litigation	51
6.4	Closing Certificate	51
6.5	Dissenting Shares	51
6.6	Indemnity Escrow Agreement	51
6.7	Shareholder Approval	51
6.8	Third Party Consents	51
6.9	Key Employee Agreements	52
6.10	Legal Opinion	52
6.11	280G Shareholder Approval	52
6.12	280G Waivers	52
6.13	Termination or Modification of Agreements	52
6.14	General	52

ARTICLE 7. CONDITIONS TO THE OBLIGATION TO CLOSE OF THE COMPANY		53

7.1	Representations and Warranties	53
7.2	Performance of Agreements	53
7.3	Legality; Government Authorization; Litigation	53
7.4	Closing Certificate	53
7.5	Indemnity Escrow Agreement	54
7.6	Shareholder Approval	54
7.7	General	54

ARTICLE 8. EMPLOYMENT AND EMPLOYEE BENEFITS ARRANGEMENTS		54

8.1	Substantially Equivalent Benefits	54
8.2	Vesting Credit and Eligibility	54
8.3	401(k) Plan	55
8.4	WARN	55
8.5	Third-Party Rights	55

ARTICLE 9. SURVIVAL; INDEMNIFICATION		55

9.1	Survival	55
9.2	Indemnity of Parent Indemnitees	56

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9.3	Indemnity of Company Indemnitees	56
9.4	Monetary Limitations	56
9.5	Loss Mitigation Limitations	57
9.6	Time Limitations	57
9.7	Other Limitations	57
9.8	Third Party Claims	58
9.9	Certain Other Indemnity Matters	59
9.10	Tax Treatment of Indemnification Payments	60

ARTICLE 10. CONSENT TO JURISDICTION; JURY TRIAL WAIVER		60

10.1	Consent to Jurisdiction	60
10.2	Waiver of Jury Trial	61

ARTICLE 11. TERMINATION		61

11.1	Termination of Agreement	61
11.2	Effect of Termination	62

ARTICLE 12. MISCELLANEOUS		62

12.1	Entire Agreement; Waivers	62
12.2	Amendment or Modification	63
12.3	Severability	63
12.4	Successors and Assigns	63
12.5	Notices	63
12.6	Public Announcements	65
12.7	Headings	65
12.8	Disclosure	66
12.9	Expenses	66
12.10	Amounts Paid and Calculated in U.S. Dollars	66
12.11	Third Party Beneficiaries	66
12.12	Counterparts	66
12.13	Governing Law	66
12.14	Specific Performance	66
12.15	Negotiation of Agreement	67

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Exhibits

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Key Employee Agreement
Exhibit C	Articles of Merger
Exhibit D	Amended Articles of Incorporation of Surviving Corporation
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Indemnity Escrow Agreement
Exhibit G	Form of Legal Opinion
Exhibit H	Form of 280G Waiver

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of June 9, 2008, among FTI CONSULTING, INC., a Maryland corporation (“Parent”), ACE ACQUISITION CORPORATION, a Washington corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), ATTENEX CORPORATION, a Washington corporation (the “Company”), and the Shareholder Representatives named herein.

RECITALS

A. The respective boards of directors of the Company, Parent and Merger Sub believe it advisable and in the best interests of the Company, Parent and Merger Sub, respectively, and their respective shareholders, to effect a merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the “Merger”), such that Parent will acquire 100% equity ownership of the Company.

B. The board of directors of the Company has approved this Agreement and the Merger as required by applicable law.

C. The boards of directors of Parent and Merger Sub and Parent, as sole shareholder of Merger Sub, have each approved this Agreement and the Merger as required by applicable law.

D. Concurrently with the execution and delivery of this Agreement, certain Shareholders of the Company are entering into a Voting Agreement with Parent in the form attached hereto as hereto as Exhibit A (each, a “Voting Agreement” and collectively, the “Voting Agreements”) pursuant to which each such Shareholder of the Company will irrevocably approve and adopt this Agreement and approve the Merger and the other transactions contemplated hereby and agree not to support any conflicting Acquisition Proposal (as defined herein).

E. Concurrently with the execution and delivery of this Agreement, the employees of the Company set forth on Schedule 6.9 are entering into an Employment Agreement, substantially in the form attached hereto as Exhibit B (each, a “Key Employee Agreement” and collectively, the “Key Employee Agreements”) each to become effective only at the Effective Time.

AGREEMENT

Therefore, in consideration of the foregoing and the mutual agreements and covenants set forth below, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1.

DEFINITIONS

For purposes of this Agreement:

1.1	Certain Matters of Construction

In addition to the definitions referred to or set forth below in this Section 1:

(a) The words “hereof”, “herein”, “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof;

(b) The words “party” and “parties” shall refer to the Company, Merger Sub and Parent;

(c) Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender;

(d) Accounting terms used herein and not otherwise defined herein are used herein as defined by GAAP;

(e) All references in this Agreement to any Section, Exhibit or Schedule shall, unless the context otherwise requires, be deemed to be a reference to a Section, Exhibit or Schedule as the case may be, as (and to the extent) such may be amended in accordance with Section 5.2.3 to this Agreement, all of which are made a part of this Agreement;

(f) any reference to “party” herein shall mean a party to this Agreement unless the context otherwise requires; and

(g) The words “including” and “include” shall be read to be followed by the words “without limitation” or words having similar import.

1.2	Certain Definitions

The following terms shall have the following meanings:

“280G Approval” is defined in Section 5.8.

“280G Waiver” is defined in Section 6.12.

“409A Payments” is defined in Section 5.10.

“Acquisition Proposal” shall mean any proposal or offer made by a Person other than Parent or Merger Sub to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, sale, merger, consolidation or other business combination or similar transaction, (i) in excess of twenty-five percent (25%) of the assets of the Company (including pursuant to any exclusive license arrangement) or (ii) any voting securities of the Company (whether acquired from the Company or its Shareholders) as a result of which the shareholders of the Company immediately preceding such transaction would not hold at least seventy-five percent (75%) of the total equity interests (and seventy-five percent (75%) of each class and series of capital stock) in the surviving, resulting or acquiring entity in such transaction (or any direct or indirect parent or subsidiary of such entity).

“Additional Amount” shall mean an amount determined by multiplying the Merger Consideration (unadjusted for the Adjustment Amount) by the product of (i) 0.04 and (ii) a fraction, (x) the numerator of which is the number of days prior to July 1, 2008 on which the Closing would have occurred if Section 2.1.2 did not include clause (i) thereto (including as a result of all of the conditions set forth in Articles 6 and 7 being satisfied prior to July 1, 2008 (excluding in each case conditions that, by their terms, cannot be satisfied until the Closing, but subject to the ability to satisfy such conditions on such date) and (y) the denominator of which is 365.

“Action” shall mean any claim, action, cause of action, charge, complaint, arbitration or suit (in contract, tort or otherwise), inquiry, proceeding or investigation before any Governmental Authority.

“Adjustment Deficit” is defined in Section 2.6.7(e).

“Adjustment Deficit Per Share” shall mean (a) the Adjustment Deficit divided by (b) the Common Base Number (provided, however, that for purposes of this definition, the number of shares of Common Stock issuable upon the exercise of all Vested Options shall be calculated on a fully-diluted, and not on a net-exercise, basis).

“Adjustment Surplus” is defined in Section 2.6.7(e).

“Adjustment Surplus Per Share” shall mean (a) the Adjustment Surplus divided by (b) the Common Base Number Common Base Number (provided, however, that for purposes of this definition, the number of shares of Common Stock issuable upon the exercise of all Vested Options shall be calculated on a fully-diluted, and not on a net-exercise, basis).

“Affiliate” shall mean, as to the Company (or other specified Person), each Person directly or indirectly controlling or controlled by or under common control with the Company (or such specified Person). For purposes of this definition, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or otherwise, and the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Agreement” is defined in the Preamble.

“Articles of Merger” is defined in Section 2.2.

“Audited Financials” is defined in Section 3.2.1(a).

“Balance Sheet” is defined in Section 3.2.1(b).

“Balance Sheet Date” shall mean April 30, 2008.

“Business” shall mean the business of the Company as such business is currently conducted.

“Business Day” shall mean any day on which banking institutions in Seattle, Washington are customarily open for the purpose of transacting business.

“Bylaws” shall mean the corporate bylaws of a corporation, as from time to time in effect.

“Certificates” is defined in Section 2.7.2(a).

“Charter” shall mean the certificate or articles of incorporation, organization or formation or other charter or organizational documents of any Person (other than an individual), each as from time to time in effect.

“Closing” is defined in Section 2.1.2.

“Closing Balance Sheet” is defined in Section 2.6.7(b).

“Closing Common Merger Consideration Per Share” shall mean (a) the quotient of the Estimated Common Merger Consideration divided by the Common Base Number minus (b) the Escrow Contribution Amount.

“Closing Company Assets” means total current assets of the Company as of the Closing Date, and calculated after giving effect to the Closing, as determined in accordance with GAAP applied consistently with respect to the accounting policies, practices and procedures used to prepare the Financial Statements; provided, that for the avoidance of doubt, the assets of the type set forth on the Closing Working Capital illustration on Schedule 2.6.5, as of the Closing Date and calculated after giving effect to the Closing, shall be deemed to be Closing Company Assets.

“Closing Company Liabilities” means the sum of the total current liabilities of the Company plus, without duplication, the sum of the Company’s Third Party Expenses, the 409A Payments, the Specified Liabilities (other than the Excluded Specified Liabilities, if any) and the Company Debt, in each case as of the Closing Date, and calculated after giving effect to the Closing (including any payroll and employment (not including withholding) taxes attributable to the treatment of Vested Options pursuant to Section 2.6.2), as determined in accordance with GAAP applied consistently with respect to the accounting policies, practices and procedures used to prepare the Financial Statements, provided, that the liabilities relating to the payments disclosed on Schedule 3.1.4(d)(1) (without giving effect to any Schedule Supplement) shall not be considered Closing Company Liabilities.

“Closing Date” shall mean the date of the Closing.

“Closing Financial Data” is defined in Section 2.6.7(b).

“Closing Merger Consideration” shall mean the Preferred Preferential Amount plus the product of (a) the Closing Common Merger Consideration Per Share multiplied by (b) the Common Base Number.

“Closing Statement” is defined in Section 2.6.7(b).

“Closing Working Capital” means an amount equal to the Closing Company Assets minus Closing Company Liabilities.

“Code” shall mean the federal Internal Revenue Code of 1986, as amended.

“Common Base Number” shall mean the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time including, for the avoidance of doubt, any Dissenting Shares (other than shares owned by the Company, if any) plus the number of shares of Common Stock issuable upon the exercise of all Vested Options outstanding immediately prior to the Effective Time (calculated on a net-exercise basis using the Common Merger Consideration Per Share as the fair market value for purposes of such calculation) plus the number of shares of Common Stock issuable upon the conversion of all Preferred Stock outstanding immediately prior to the Effective Time in accordance with the terms of the Company’s Charter.

“Common Merger Consideration” shall mean the Merger Consideration minus the Preferred Preferential Amount.

“Common Merger Consideration Per Share” shall mean the quotient (expressed in dollars and cents) determined by dividing the Common Merger Consideration by the Common Base Number (subject to the reductions provided for in Section 2.6 and Section 2.10).

“Common Stock” shall mean common stock, par value $0.001 per share, of the Company.

“Company” is defined in the Preamble.

“Company Debt” shall mean all indebtedness of the Company for borrowed money, including without limitation the sum of (a) all obligations of the Company for borrowed money including all prepayment premiums, interest, penalties and other amounts becoming due as a result of this transaction, (b) the present value (using the interest rate set forth in such lease as the discount rate or using an 5% discount rate if no interest rate is set forth in such lease) of all payment obligations of the Company under capital leases to which the Company is a party, (c) any payment obligations of the Company in respect of outstanding letters of credit which are not evidenced by trade payables, (d) any liability of the Company with respect to outstanding interest rate swaps, collars, caps and similar hedging obligations, (e) any outstanding indebtedness of the type referred to in clauses (a) through (d) above of any Person other than the Company which is either guaranteed by, or secured by a security interest upon any property owned by, the Company, and (f) any unpaid interest, prepayment premiums or penalties accrued or owing on any such indebtedness of the Company.

“Company Employees” shall mean all employees of the Company or any ERISA Affiliate.

“Company Indemnitees” is defined in Section 9.3.

“Company Intellectual Property” shall mean any Intellectual Property and Intellectual Property Rights, including the Company Registered Intellectual Property Rights (as defined in Section 3.6.1), that are owned or used by the Company.

“Company Plans” is defined in Section 3.12(a).

“Company Products” shall mean all software products or other products under development or marketed, licensed, sold or distributed by the Company including the “Patterns” software product and the related software development kits.

“Company Registered Intellectual Property Rights” is defined in Section 3.6.1.

“Company Securities” shall mean (i) all shares of Company Stock issued and outstanding immediately prior to the Effective Time and (ii) all Options issued and outstanding immediately prior to the Effective Time.

“Company Shareholder Approval” is defined in Section 3.1.2.

“Company Stock” shall mean the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock.

“Company Stock Option Plan” shall mean Company’s 2001 Equity Incentive Plan (as amended from time to time).

“Confidentiality Agreement” is defined in Section 5.3.

“Consideration Schedule” is defined in Section 2.6.5.

“Contractual Obligation” shall mean, with respect to any Person, any contract, agreement, arrangement, deed, mortgage, lease, license, indenture, note, bond, guarantee, loan, credit agreement, commitment, obligation, security agreement or other document or instrument (including any document or instrument evidencing or otherwise relating to any indebtedness but excluding the Charter and Bylaws of such Person), whether oral or in writing, to which such Person is a party or by which such Person, its assets or properties are legally bound.

“Controlled Group Liability” shall mean liabilities (i) under Title IV of ERISA, (ii) under ERISA Section 302, (iii) under Code Sections 412 and 4971, or (iv) as a result of a failure to comply with the continuation coverage requirements of ERISA Section 601 et seq. and Code Section 4980B (“COBRA”), other than such liabilities that arise solely out of, or relate solely to, the Company Plans.

“D&O Indemnified Parties” is defined in Section 5.4.1.

“Disclosed Company Breach” is defined in Section 9.7.

“Dispute Notice” is defined in Section 2.6.7(b).

“Dissenting Shares” is defined in Section 2.6.6.

“Effective Time” is defined in Section 2.2.

“Enforceable” shall mean, with respect to any Contractual Obligation, that such Contractual Obligation is the legal, valid and binding obligation of the Person in question, enforceable against such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).

“Environmental Laws” shall mean any federal, state or local law as in effect as of the date hereof relating to (i) worker safety and exposure to Hazardous Substances, (ii) releases or threatened releases of Hazardous Substances and (iii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances.

“ERISA” shall mean the federal Employee Retirement Income Security Act of 1974 or any successor statute, as amended and as in effect as of the date hereof.

“ERISA Affiliate” shall mean any other Person under common control with the Company or any of its Affiliates or that, together with the Company or any of its Affiliates, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Agent” shall mean Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services), a New Jersey limited liability company.

“Escrow Contribution Amount” shall mean $4,400,000 divided by the sum of (i) the Common Base Number (provided, however, that for purposes of this definition, the number of shares of Common Stock issuable upon the exercise of all Vested Options shall be calculated on a fully-diluted, and not on a net-exercise, basis) plus (ii) the number of shares of Common Stock issuable upon the exercise of all Unvested Options outstanding (calculated on a fully-diluted, and not on a net-exercise, basis).

“Escrow Deposit Amount” shall mean $4.4 million minus the Unvested Options Escrow Amount.

“Estimated Closing Balance Sheet” is defined in Section 2.6.7(a).

“Estimated Closing Statement” is defined in Section 2.6.7(a).

“Estimated Closing Working Capital” is defined in Section 2.6.7(a).

“Estimated Common Merger Consideration” shall mean the Estimated Merger Consideration minus the Preferred Preferential Amount.

“Estimated Merger Consideration” is defined in Section 2.6.7(a).

“Excluded Specified Liabilities” shall have the meaning set forth on Schedule 1.2.

“Final Merger Consideration” shall mean the definitive Merger Consideration agreed to (or deemed to be agreed to) by Parent and the Shareholders Representatives in accordance with Section 2.6.7(b) or (c) of this Agreement or, if applicable, resulting from the determinations made by the Independent Accountant in accordance with this Section 2.6.7(d).

“Financial Statements” is defined in Section 3.2.1(a).

“GAAP” shall mean generally accepted accounting principles in the United States as currently in effect.

“GAAP Liabilities” is defined in Section 3.2.2(c).

“Governmental Authority” shall mean any federal, state or local government, foreign or other government authority or regulatory or administrative agency or instrumentality (or any department, bureau or division thereof) or any court, arbitrator, mediator, tribunal or judicial body.

“Governmental Order” shall mean any order, writ, injunction, judgment, edict, ruling, requirement, decree, stipulation, determination or award entered by any Governmental Authority.

“Hazardous Substances” shall mean: (i) substances defined in or regulated as toxic or hazardous under the following federal statutes and their state counterparts, as well as these statutes’ implementing regulations, in each case, as amended and as in effect as of the Closing Date: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Asbestos Hazard Emergency Response Act, the Atomic Energy Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act, and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas and any mixtures thereof; (iv) PCBs; (v) asbestos; and (vi) toxic mold.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnity Escrow Agreement” shall have the meaning set forth in Section 2.10.

“Indemnity Escrow Amount” shall mean an amount of cash equal to the Escrow Deposit Amount, plus any portion of the Escrow Contribution Amount with respect to Unvested Options, that is deposited with the Escrow Agent pursuant to this Agreement and the Indemnity Escrow Agreement, together with any interest or earnings thereon.

“Independent Accountant” is defined in Section 2.6.7(d).

“Information Statement” is defined in Section 5.2.2(b).

“Intellectual Property” shall mean any or all intellectual property, including without limitation, the following: (A) works of authorship, including without limitation, computer programs, algorithms, routines, source code and executable code, whether embodied in firmware, software or otherwise, documentation, designs, files, records and data (“Software”); (B) inventions (whether or not patentable), improvements, and technology; (C) proprietary and confidential information, including technical data, customer and supplier lists and data, trade secrets, show-how, know-how and techniques; (D) databases, data compilations and collections and technical data; (E) tools, methods, processes, devices, prototypes, schematics, bread boards, net lists, mask works, test methodologies and hardware and Software development tools; (F) World Wide Web addresses (“WWW”), uniform resource locators and domain names; and (G) all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” shall mean any and all rights in, arising out of, or associated with Intellectual Property and any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States and foreign patents and utility models and applications therefor, and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including without limitation, invention disclosures (“Patents”); (B) all trade secrets and other rights in privacy, data, know-how and confidential or proprietary information; (C) all copyrights, copyrights registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (D) all industrial designs and any registrations and applications therefor throughout the world; (E) all rights in WWW addresses, uniform resource locators and domain names and applications and registrations therefor (“Internet Properties”); (F) all rights in all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefore (“Trademarks”); and (G) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Interim Financials” is defined in Section 3.2.1(b).

“IP Licenses” means all the contracts, licenses and agreements to which the Company is a party with respect to any Intellectual Property or Intellectual Property Rights licensed to or by, or created for or by, the Company.

“Key Employee Agreement” is defined in the Recitals.

“Knowledge” with respect to the Company shall mean the actual knowledge of the officers and members of the board of directors of the Company, without giving effect to imputed knowledge or giving rise to any duty to investigate.

“Leases” is defined in Section 3.5.2.

“Legal Requirement” shall mean any federal, state or local, foreign or other law, statute, ordinance, code, rule or regulation, or any Governmental Order, or any license, franchise, consent, approval, permit or similar right granted under any of the foregoing.

“Letter of Transmittal” is defined in Section 2.7.2(a).

“Lien” shall mean any mortgage, pledge, lien, security interest, pledge, charge, claim, restriction on transfer, attachment or other encumbrance of any sort, provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes not yet due and payable (ii) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property if the same do not materially detract from the value of the property encumbered thereby or impair the use of such property in the Business, (iii) liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security, (v) liens in favor of carriers, warehousemen, mechanics and materialmen, liens to secure claims for labor, materials or supplies and other like liens for amounts not yet due and payable and (vi) restrictions on transfer of securities imposed by applicable state and federal securities laws.

“Loss(es)” shall mean any loss, liability, claim, damage, Action, obligation, fine, judgment, award, Tax, cost or expense (including costs of investigation and defense and reasonable attorneys’ and experts’ fees), whether absolute, accrued, contingent or otherwise and whether or not involving a third party claim.

“Material Adverse Effect” shall mean any change, effect or circumstance that is materially adverse to the business, assets, condition (financial or otherwise), liabilities, or results of operations of the Company, taken as a whole, or that materially and adversely affects the ability of the Company to perform its obligations under this Agreement and consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed in themselves (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or may be, a Material Adverse Effect: (i) any change, effect or circumstance that arises out of or relates to a general deterioration in the economy or in the industries in which the Company operates; (ii) any change, effect or circumstance that arises out of or relates to the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including an act of terrorism; (iii) any change, effect or circumstance that arises out of or relates to a natural disaster or any other natural occurrence beyond the control the Company; provided, however, that the exceptions in clauses (i), (ii) and (iii) will not apply, to the extent that such change, effect or circumstance disproportionately affects the Company compared to the manner in which such change, effect, or circumstance generally affects the industries or businesses in which the Company operates; (iv) any change, effect or circumstance that arises out of or relates to the disclosure of the fact that Parent is the prospective acquirer of the Company; (v) any change, effect or circumstance that arises out of or relates to any action taken by Parent or any of its Affiliates; (vi) any change, effect or circumstance that arises out of or relates to the announcement or pendency of the transactions contemplated hereby (including any cancellations of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees arising out of the announcement or pendency of the transactions contemplated hereby); provided, however, that the exception in this clause (vi) will not apply to the use of the term “Material Adverse Effect” in Section 6.1 with respect to any representation or warranty to the extent the subject matter of such representation or warranty relates to any change, effect or circumstance that will result from the transactions contemplated hereby; (vii) any adverse change, effect, or circumstance that arises out of or relates to any change after the date hereof in accounting requirements or principles imposed upon the Company or any change after the date hereof in applicable laws, rules or regulations or the interpretation thereof by the applicable Governmental Authority; or (viii) any adverse change, effect, or circumstance that arises out of or relates to compliance with the terms of, or the taking of any action required by, this Agreement.

“Material Contracts” is defined in Section 3.7.

“Maximum Loss” is defined in Section 9.4.

“Merger” is defined in the Recitals.

“Merger Consideration” shall mean a cash amount equal to $88 million plus or minus, as the case may be, the amount (if any) by which the Closing Working Capital is greater than or less than the Working Capital Target Amount (subject to the adjustments provided in Section 2.6 and 2.10), plus, if applicable, the Additional Amount.

“Merger Sub” is defined in the Preamble.

“Minimum Loss” is defined in Section 9.4.

“Non-Consenting Shareholders” is defined in Section 5.2.2.

“Option” shall mean any option, warrant or other right to purchase, or that is convertible into, capital stock of the Company.

“Option Merger Consideration” is defined in Section 2.6.2(b)(i).

“Option Notice” is defined in Section 2.6.2(b)(i).

“Optionholders” shall mean the Persons who are the holders of the Options outstanding as of immediately prior to the Effective Time.

“Ordinary Course of Business” shall mean the conduct of the Business in the ordinary course, consistent with past practice.

“Parent” is defined in the Preamble.

“Parent Indemnitees” is defined in Section 9.2.

“Paying Agent” is defined in Section 2.7.1.

“Permits” is defined in Section 3.10.

“Person” shall mean any individual, partnership, firm, corporation, limited liability company, association, trust, joint venture, unincorporated organization or other entity or Governmental Authority.

“Personalty Leases” is defined in Section 3.5.1.

“Preamble” shall mean the first paragraph of the Agreement.

“Preferred Preferential Amount” shall mean the sum of (i) the aggregate of all Series A Preferred Preferential Per Share Amounts to be received by all holders of Series A Preferred Stock pursuant to this Agreement, plus (ii) the aggregate of all Series B Preferred Preferential Per Share Amounts to be received by all holders of Series B Preferred Stock pursuant to this Agreement.

“Preferred Stock” shall mean, collectively, the Series A Preferred Stock and the Series B Preferred Stock.

“PTO” is defined in Section 3.6.1.

“Real Property” is defined in Section 3.5.2.

“Registered Intellectual Property Rights” shall mean all United States, international and foreign: (A) Patents, including applications therefor; (B) registered Trademarks, applications to register Trademarks, including intent-to-use applications, other registrations or applications related to Trademarks; (C) registrations of, and applications for the use of, Internet Properties; (D) Copyright registrations and applications to register Copyrights; and (E) any other Intellectual Property and Intellectual Property Rights that are the subject of an actual application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority or governmental entity.

“Remaining Representative” is defined in Section 2.11.1.

“Resolution Period” is defined in Section 2.6.7(c).

“Restated Articles” shall mean the Company’s Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Washington on May 12, 2005.

“ROFR/Co-Sale Agreement” shall mean the Right of First Refusal and Co-Sale Agreement dated as of May 16, 2005 among the Company and the other Persons signatory thereto.

“Schedules” means the Schedules to this Agreement which have been delivered to Parent by the Company at or prior to the execution of this Agreement and including any amendment to the Schedules pursuant to a written agreement of Parent and the Company and any Schedule Supplement qualifying the representations and warranties set forth in Article 3 pursuant to Section 5.2.3(a) hereof; provided, however, that any Schedule Supplement will not be effective to cure or correct any breach or failure to be true of any representation or warranty or covenant in this Agreement (including for purposes of Article 6 and Article 9) except as expressly set forth in Section 9.7.

“Schedule Supplement” is defined in Section 5.2.3(a).

“Section 280G Payments” is defined in Section 5.8.

“Series A Preferred Preferential Per Share Amount” shall mean with respect to each share of Series A Preferred Stock outstanding immediately prior to the Effective Time, an amount per share equal to $1.5122, plus an amount equal to all declared and accrued but unpaid dividends on such share of Series A Preferred Stock as of the Effective Time.

“Series A Preferred Stock” shall mean the issued and outstanding shares of Series A Preferred Stock of the Company, par value $0.001 per share.

“Series B Preferred Preferential Per Share Amount” shall mean with respect to each share of Series B Preferred Stock outstanding immediately prior to the Effective Time, an amount per share equal to $1.524, plus an amount equal to all declared and accrued but unpaid dividends on such share of Series B Preferred Stock as of the Effective Time.

“Series B Preferred Stock” shall mean the issued and outstanding shares of Series B Preferred Stock of the Company, par value $0.001 per share.

“Shareholder Representatives” shall mean William McAleer and Richard B. Dodd.

“Shareholders” shall mean the Persons who are the holders of the Company Stock outstanding as of immediately prior to the Effective Time.

“Specified Entities” shall have the meaning set forth on Schedule 1.2.

“Specified Liabilities” shall have the meaning set forth on Schedule 1.2.

“Specified Representations” is defined in Section 6.1.

“Surviving Corporation” is defined in Section 2.1.1.

“Tax” shall mean any (and in the plural “Taxes” shall mean all) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, occupation, premium, profit, windfall profit, customs, duties, real property, personal property, capital stock, social security, employment, unemployment, disability, payroll withholding, license, recapture and other taxes, assessments and other governmental charges, fees, impositions and liabilities arising under or imposed by any Legal Requirement, including all interest, penalties and additions with respect to any of the foregoing.

“Tax Benefit” shall mean any actual reduction in cash Taxes paid by any Person as a result of the incurrence of any Loss which Tax Benefit shall be determined after taking into account any other items of loss, deduction or credit of such Person.

“Tax Return” shall mean all federal, state, local, and foreign Tax returns, reports, estimates, information statements and claims for refund of Tax, and any schedules or attachments to any of the foregoing or amendments thereto, in each case filed or required to be filed with a Governmental Authority.

“Terminating Employee Plans” is defined in Section 5.9.

“Third Party Expenses” is defined in Section 12.9.

“Unvested Option” means any Option (or portion thereof) that is not exercisable as of immediately prior to the Effective Time (after giving effect to any vesting acceleration arising in connection with the transactions contemplated by this Agreement, but excluding any vesting acceleration that may occur as a result of the termination of any Unvested Optionholder’s employment after the Effective Time as disclosed in Schedule 3.1.4(c) (without giving effect to any Schedule Supplement)).

“Unvested Option Merger Consideration” is defined in Section 2.6.2(b)(iii).

“Unvested Optionholders” means the holders of Unvested Options.

“Unvested Options Escrow Amount” shall mean the product of (a) the number of Unvested Options outstanding immediately prior to the Effective Time multiplied by (b) the Escrow Contribution Amount.

“Vested Option” means any Option that is not an Unvested Option.

“Vested Option Merger Consideration” is defined in Section 2.6.2(b)(ii).

“Vested Optionholders” means the holders of Vested Options.

“Voting Agreement” is defined in the Recitals.

“WARN Act” is defined in Section 3.13.

“WBCA” shall mean the Washington Business Corporations Act, Title 23B of the Revised Code of Washington.

“Working Capital Target Amount” shall mean $2,000,000.

ARTICLE 2.

THE MERGER

2.1	The Merger

2.1.1	The Merger

(a) At the Effective Time, and upon the terms and subject to the conditions of this Agreement and the WBCA, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the Company, as the surviving corporation after the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation”), and (b) from and after the Effective Time, the Merger shall have all the effects of a merger under the laws of the State of Washington and other applicable law.

2.1.2	Closing

Unless this Agreement shall have been terminated pursuant to Section 11.1, and subject to the satisfaction (or to the extent permitted, the waiver) of the conditions set forth in Articles 6 and 7 of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. local time at the offices of Perkins Coie LLP, 1201 Third Avenue, 48th Floor, Seattle, Washington, on the later of (i) July 1, 2008 and (ii) the second Business Day after the satisfaction or waiver of all conditions set forth in Articles 6 and 7 of this Agreement (excluding in each case conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions), or at such other place or on such other date as Parent and the Company may mutually agree in writing.

2.2	Effective Time

At the Closing, the parties hereto shall cause the Merger to be consummated by executing and filing articles of merger, in substantially the form attached hereto as Exhibit C, with the Secretary of State of the State of Washington as required by, and executed in accordance with the relevant provisions of, the WBCA (the “Articles of Merger”), the time of acceptance by the Secretary of State of Washington of such filing or such later time as may be agreed to by the parties set forth in the Articles of Merger being referred to in this Agreement as the “Effective Time.” This Agreement shall be deemed the “plan of merger” under Chapter 11 of the WBCA and together with Exhibit D hereto but excluding the other Exhibits and Schedules hereto shall be filed with the Articles of Merger pursuant to Section 23B.11.050(1) of the WBCA.

2.3	Effect of the Merger

At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the WBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4	Articles of Incorporation; Bylaws

2.4.1 At the Effective Time, the Articles of Incorporation of the Company in effect immediately prior to the Effective Time shall be amended in their entirety as set forth in Exhibit D to this Agreement, and as so amended shall be the Articles of Incorporation of the Surviving Corporation, until duly amended in accordance with applicable law.

2.4.2 At and after the Effective Time, the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter duly amended in accordance with applicable law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

2.5	Directors and Officers

The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of

Incorporation and Bylaws of the Surviving Corporation, and the officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation and in accordance with applicable law.

2.6	The Merger Consideration; Effect on Outstanding Securities of the Company

On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any Company Securities, the following shall occur, in the order listed:

2.6.1	Treatment of Series A Preferred Stock and Series B Preferred Stock

Each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be canceled and extinguished, and each such share of Preferred Stock which is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be automatically converted into solely the right to receive in cash, without interest, (a) the Series A Preferred Preferential Per Share Amount (with respect to the Series A Preferred Stock) or the Series B Preferential Per Share Amount (with respect to the Series B Preferred Stock) plus (b) the Common Merger Consideration Per Share; provided, that (i) a portion of the Common Merger Consideration Per Share equal to the Escrow Contribution Amount will be deposited with the Escrow Agent and become part of the Indemnity Escrow Amount and shall be paid only pursuant to the terms of Section 2.10, and (ii) the Common Merger Consideration Per Share shall be subject to reduction to the extent that any indemnification claims made by a Parent Indemnitee are satisfied out of the Indemnity Escrow Amount in accordance with the terms of this Agreement and the Indemnity Escrow Agreement; provided further, that any portion constituting an Adjustment Surplus shall only be paid pursuant to the terms of Section 2.6.7(e).

2.6.2	Treatment of Common Stock; Treatment of Outstanding Options

(a) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be canceled and extinguished, and each share of Common Stock which is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and other than any shares of Common Stock to be canceled pursuant to Section 2.6.3) shall be automatically converted into solely the right to receive in cash, without interest, the Common Merger Consideration Per Share; provided, that (i) a portion of the Common Merger Consideration Per Share equal to the Escrow Contribution Amount will be deposited with the Escrow Agent and become part of the Indemnity Escrow Amount and shall be paid only pursuant to the terms of Section 2.10, and (ii) the Common Merger Consideration Per Share shall be subject to reduction to the extent that any indemnification claims made by a Parent Indemnitee are satisfied out of the Indemnity Escrow Amount in accordance with the terms of this Agreement and the Indemnity Escrow Agreement; provided, further, that any portion constituting an Adjustment Surplus shall only be paid pursuant to the terms of Section 2.6.7(e).

(b) (i) In accordance with Section 12(b) of the Company Stock Option Plan, immediately prior to the Effective Time, all Options that are not exercised prior to the Closing will be cancelled and, after the Closing, Optionholders shall have the right to receive, as applicable, an award to acquire Vested Option Merger Consideration and/or Unvested Option Merger Consideration (each, as applicable, the “Option Merger Consideration”) in the manner set forth in Section 2.6.2(b)(ii) or (iii), and subject to Section 2.6.2(b)(iv). Promptly following the date hereof, the Company shall send a notice (the “Option Notice”) to all holders of outstanding Options, which notice shall notify such holders that (i) in accordance with Section 12(b) of the Company Stock Option Plan, Parent has agreed to substitute awards representing the right to acquire the same consideration paid to holders of Common Stock in the Merger for Options outstanding immediately prior to the Effective Time, and (ii) all Options that are not exercised prior to the Closing will be cancelled and, after the Closing, Optionholders shall receive an award representing the right to acquire Option Merger Consideration in the manner set forth in this Section 2.6.2(b).

(ii) As of the Effective Time, each Vested Option with a per share exercise price that is less than the Common Merger Consideration Per Share shall be cancelled and, subject to the terms of this Agreement, each holder of any such Vested Options shall receive, in substitution therefor, an award representing the right to receive an amount of cash (without interest) equal to the product obtained by multiplying (i) the number of shares of Common Stock issuable upon the exercise of such Vested Option by (ii) the excess of the Common Merger Consideration Per Share over the exercise price per share attributable to such Vested Option (such amount applicable to each Vested Option being hereinafter referred to as the “Vested Option Merger Consideration”); provided, that (A) a portion of the Vested Option Merger Consideration equal to the Escrow Contribution Amount will be deposited with the Escrow Agent and become part of the Indemnity Escrow Amount with respect to each Vested Option to purchase one share of Common Stock and shall be paid only pursuant to the terms of Section 2.10 and (B) the Vested Option Merger Consideration shall be subject to reduction to the extent that any indemnification claims made by a Parent Indemnitee are satisfied out of the Indemnity Escrow Amount in accordance with the terms of this Agreement and the Indemnity Escrow Agreement; provided further, that any portion constituting an Adjustment Surplus shall only be paid pursuant to the terms of Section 2.6.7(e).

(iii) As of the Effective Time, each Unvested Option with a per share exercise price that is less than the Common Merger Consideration Per Share shall be cancelled and, subject to the terms of this Agreement, each holder of any such Unvested Options shall receive, in substitution therefore, an award representing the right to receive an amount of cash (without interest), equal to the product obtained by multiplying (i) the number of shares of Common Stock issuable upon the exercise of such Unvested Option by (ii) the excess of the Common Merger Consideration Per Share over the exercise price per share attributable to such Unvested Option (such amount applicable to each Unvested Option being hereinafter referred to as the “Unvested Option Merger Consideration”); provided, however, that any Unvested Option Merger Consideration shall not be payable or otherwise provided to the holder of such Unvested Option until the time, and in the manner, set forth in this Section 2.6.2(b)(iii). Subject to the terms hereof, Parent shall pay the Unvested Option Merger Consideration to each holder of an Unvested Option promptly following the later of (i) the date the Common Merger Consideration Per Share to which the Unvested Option Merger Consideration relates is paid to holders of

Common Stock, or (ii) the 15th day of the calendar month immediately following the calendar month in which the Unvested Option would have vested under its original vesting schedule (as determined pursuant to the last sentence of this Section 2.6.2(b)(iii)), and, in its discretion, Parent may make such payments through a paying agent authorized by Parent to administer such payments on Parent’s behalf; provided, that the Unvested Option Merger Consideration shall be permanently retained by Parent and its Subsidiaries with respect to each Unvested Option to the extent such Unvested Option would have been forfeited by the holder of such Option pursuant to its original terms or would not have vested under its original vesting schedule; provided further, that with respect to the Unvested Option Merger Consideration otherwise payable to a holder of Unvested Options (A) at the time such amount is otherwise payable, a portion of such Unvested Option Merger Consideration equal to the Escrow Contribution Amount will, with respect to each Unvested Option, be deposited with the Escrow Agent and become a part of the Indemnity Escrow Amount and shall be paid only pursuant to the terms of Section 2.10, and (B) such Unvested Option Merger Consideration shall be subject to reduction to the extent that any indemnification claims made by a Parent Indemnitee are satisfied (whether prior to or after such deposit with the Escrow Agent) out of the Indemnity Escrow Amount in accordance with the terms of this Agreement and the Indemnity Escrow Agreement (it being understood that this proviso shall not apply in the case that all of the claims by the Parent Indemnitees under the Indemnity Escrow Agreement have been satisfied and the Indemnity Escrow Amount has otherwise been distributed to the holders of the Company Securities in accordance with its terms); provided further, that in the event that any Adjustment Surplus is paid to the Shareholders and Vested Optionholders pursuant to the terms of Section 2.6.7(e), the per share amount of Unvested Option Merger Consideration payable to a holder of Unvested Options in accordance with this Section 2.6.2(b)(iii) shall be increased (without duplication for the corresponding increase in the Common Merger Consideration Per Share) by an amount equal to the Adjustment Surplus Per Share; provided further, that in the event that any Adjustment Deficit is paid to Parent pursuant to the terms of Section 2.6.7(e), the per share amount of Unvested Option Merger Consideration payable to a holder of Unvested Options in accordance with this Section 2.6.2(b)(iii) shall be decreased (without duplication for the corresponding decrease in the Common Merger Consideration Per Share) by an amount equal to the Adjustment Deficit Per Share. Without limiting the terms of any written waiver or other written Contractual Obligation entered into by an Optionholder, for purposes of determining the time in which an Unvested Option would have vested under its original vesting schedule, the original vesting schedule shall include any vesting acceleration provided under the terms of the stock option agreements for the holder’s Options and any employment or consulting agreement between the Company and the holder in effect and disclosed to Parent as of the date of this Agreement and continuing without alteration through the Closing Date.

(iv) The payment of the Option Merger Consideration to Optionholders as described in this Section 2.6.2(b) shall be reduced by any income, employment or other tax withholding required under the Code or any provision of state, local or foreign tax law. To the extent that amounts are withheld for taxes pursuant to the preceding sentence, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Option. Except as otherwise required by applicable law or other guidance of the Internal Revenue Service, or pursuant to a determination (within the meaning of Section 1313(a) of the Code or any comparable provision of law), each of Parent, Merger Sub, and the

Surviving Corporation shall treat the Options and the payment of Option Merger Consideration to Optionholders in the manner set forth in this Section 2.6.2(b) as either exempt from or complying with the provisions of Section 409A of the Code, as the case may be. No interest will be paid or accrued on the Option Merger Consideration payable to the Optionholders pursuant to this Agreement.

2.6.3	Cancellation of Company-Owned Common Stock; Cancellation of Parent-Owned Common Stock; Cancellation of Merger Sub-Owned Common Stock

All shares of Common Stock that are owned by the Company (other than as the nominee or fiduciary of another Person) and any shares of Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

2.6.4	Common Stock of Merger Sub

Each share of common stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

2.6.5	Allocation of Consideration

Schedule 2.6.5 sets forth (i) the names of the Shareholders and Vested Optionholders, the aggregate number of shares of Company Stock owned by each Shareholder or issuable to each Vested Optionholder, the pro rata portion of the Merger Consideration (based on the amount of Closing Working Capital estimated as of the date of this Agreement) allocable to such Shareholder, the aggregate Option Merger Consideration allocable to such Optionholder, and the aggregate amount to be deposited on behalf of such Shareholder and/or Vested Optionholder with the Escrow Agent as a part of the Indemnity Escrow Amount pursuant to the terms of this Agreement and the Indemnity Escrow Agreement, in each case calculated as of the date of, and in accordance with the terms of, this Agreement; and (ii) the names of the Unvested Optionholders, the aggregate number of shares of Company Stock issuable to each Unvested Optionholder to the extent of his or her Unvested Options, and the aggregate Unvested Option Merger Consideration that may become payable to such Unvested Optionholder, the aggregate amount to be deposited on behalf of such Unvested Optionholder with the Escrow Agent as a part of the Indemnity Escrow Amount pursuant to this Agreement and the Indemnity Escrow Agreement in each case calculated as of the date of, and in accordance with the terms of, this Agreement. For purposes of illustration, attached to Schedule 2.6.5 is a current estimate of the calculation of the Closing Company Assets, Closing Company Liabilities and Closing Working Capital, as well as the types of assets and liabilities that are intended to be included in such calculations; provided, however, that such illustration shall not require the exclusion of any assets or liabilities from the definition of Closing Company Assets or Closing Company Liabilities, respectively, to the extent they would otherwise be included as part of the Closing Working Capital pursuant to the definition thereof. Such Schedule 2.6.5 shall be updated by the

Company immediately prior to the Closing at such time as the Estimated Closing Statement is delivered to Parent pursuant to Section 2.6.7(a) and shall reflect any changes after the date of this Agreement (such schedule, as updated, the “Consideration Schedule”). For purposes of calculating the amount of the Merger Consideration or Option Merger Consideration to be paid to each Shareholder or Optionholder, all amounts payable to such holder (without rounding) shall be aggregated and after such aggregation, such amount shall be rounded to the nearest whole cent.

2.6.6	Dissenters’ Rights

Each Shareholder that complies with all the requirements under Chapter 13 of the WBCA for perfecting such Shareholder’s right to dissent from the Merger and obtain payment of the fair value of the shares of Company Stock he, she or it owns shall be entitled to dissenters’ rights with respect to such shares (the “Dissenting Shares”) in lieu of any portion of the Merger Consideration to which such Shareholder would otherwise be entitled under this Agreement. Notwithstanding the foregoing, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s rights as a holder of Dissenting Shares, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the portion of the Merger Consideration to which such holder is then entitled under this Agreement, without interest thereon and upon compliance with the requirements of Section 2.7.2 of this Agreement. Notwithstanding any provision of this Agreement to the contrary, any Dissenting Shares held by a shareholder who has perfected such shareholder’s rights as a holder of dissenting shares for such shares in accordance with the WBCA shall not be converted into the right to receive any portion of the Merger Consideration pursuant to this Section 2.6. The Company will not settle or compromise any Action with respect to Dissenting Shares without the written consent of Parent.

2.6.7	Purchase Price Adjustment

(a) At least three (3) Business Days prior to the Closing Date, the Company will cause to be prepared and delivered to Parent a certificate signed by the Company’s chief financial officer which shall include (i) an unaudited balance sheet of the Company prepared in accordance with GAAP applied consistently with respect to the accounting policies, practices and procedures used to prepare the Financial Statements and setting forth the Company’s good faith estimate of the balance sheet of the Company as of the Closing Date (the “Estimated Closing Balance Sheet”), and (ii) a statement (the “Estimated Closing Statement”) based on the Closing Balance Sheet, setting forth in reasonable detail a good faith estimate of (a) the Closing Working Capital (the “Estimated Closing Working Capital”) and (b) based on the amount of the Estimated Closing Working Capital, the amount of the Merger Consideration (the “Estimated Merger Consideration”); provided, however, that if the Estimated Closing Working Capital set forth in the Estimated Closing Balance Sheet exceeds $2,000,000, the Merger Consideration set forth in the Estimated Closing Balance Sheet shall be calculated as if the Estimated Closing Working Capital equaled $2,000,000, and shall not increase the Merger Consideration until the amount of the Final Merger Consideration is determined (if applicable).

(b) Within ninety (90) days following the Closing, Parent shall prepare (or caused to be prepared) a balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”) and a statement (the “Closing Statement” and, together with the Closing Balance Sheet, the “Closing Financial Data”) indicating Parent’s calculation (based on the Closing Balance Sheet and consistent with the definitions of Closing Company Assets and Closing Company Liabilities set forth in this Agreement) of the Merger Consideration and the components thereof, including the Closing Working Capital, together with reasonable supporting detail. The Closing Balance Sheet shall be prepared in accordance with GAAP applied consistently with respect to the accounting policies, practices and procedures used to prepare the Financial Statements. Parent shall deliver a copy of the Closing Financial Data to the Shareholder Representatives promptly after it has been prepared. After receipt of the Closing Financial Data, the Shareholder Representatives shall have thirty (30) days to review the Closing Financial Data. Parent shall (i) provide the Shareholder Representatives and the authorized representatives of the Shareholder Representatives copies of, or reasonable access during normal business hours to, all relevant work papers and information to the extent required to complete their review of the Closing Financial Data, and (ii) cooperate with the reasonable requests of the Shareholder Representatives and the authorized representatives of the Shareholder Representatives with respect to the review of the Closing Financial Data, including by providing on a timely basis all information reasonably necessary in reviewing the Closing Financial Data; provided, however, that clauses (i) and (ii) of this sentence shall be subject to the Shareholder Representatives and their authorized representatives executing confidentiality and similar arrangements reasonably required by Parent. Unless the Shareholder Representatives deliver a written notice signed by each of the Shareholder Representatives to Parent on or prior to the thirtieth (30th) day after the Shareholder Representatives’ receipt of the Closing Financial Data specifying in reasonable detail the amount, nature and basis of all disputed items (a “Dispute Notice”), each of the Shareholder Representatives shall be deemed to have accepted and agreed to, on behalf of themselves and the Shareholders, Parent’s calculation of the Closing Working Capital and the Merger Consideration, and such amounts shall be final, binding and conclusive.

(c) If the Shareholder Representatives timely deliver a Dispute Notice, the Shareholder Representatives and Parent shall, within ten (10) Business Days (or such longer period as the parties may agree in writing) following receipt of such notice (the “Resolution Period”), attempt in good faith to resolve their differences and any resolution in writing signed by each of them as to any disputed amounts and as to the amounts of the Closing Working Capital and the Merger Consideration shall be final, binding and conclusive.

(d) If, at the conclusion of the Resolution Period, there are any amounts remaining in dispute, then such amounts remaining in dispute shall be submitted for binding resolution to a nationally recognized independent public accounting firm (which may not be Parent’s independent registered public accounting firm) appointed by the mutual agreement of Parent and the Shareholder Representatives (the “Independent Accountant”) within ten (10) days after the expiration of the Resolution Period. Each party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter, including customary indemnities. The Independent Accountant shall act as an arbitrator to determine the amounts still in dispute. The Independent Accountant’s calculation of the Closing Working Capital and the Merger Consideration shall be made within thirty (30) calendar days of its selection, shall be set forth in a written statement delivered to the Shareholder Representatives and Parent and shall be final, binding and conclusive. The Independent Accountant shall have exclusive jurisdiction over, and resort to the Independent Accountant as provided in this Section 2.6.7(d) shall be the only recourse and remedy of the parties against one another with respect to, any disputes arising out of or relating to the adjustments pursuant to this Section 2.6.7. The fees, costs and expenses of the Independent Accountant shall be paid out of the Indemnity Escrow Amount if the Merger Consideration as determined by the Independent Accountant is closer to the Merger Consideration last proposed by the Parent and by the Parent if the Merger Consideration as determined by the Independent Accountant is closer to the Merger Consideration last proposed by the Shareholders Representatives.

(e) If the Final Merger Consideration exceeds the Estimated Merger Consideration, then the Shareholders and Vested Optionholders shall be entitled to receive a cash payment equal in the aggregate to the amount of such excess (such excess, the “Adjustment Surplus”) within five (5) Business Days after the Final Merger Consideration is determined pursuant to Section 2.6.7(b), (c) or (d). The Adjustment Surplus shall be paid to the Paying Agent (or to Parent, in the case of, and to the extent of, Dissenting Shareholders). The Paying Agent shall then distribute the Adjustment Surplus to the Shareholders (other than Dissenting Shareholders) and Vested Optionholders on a pro rata basis in accordance with the number of shares of Common Stock held, or issuable upon conversion of shares of Preferred Stock held or upon exercise of the Vested Options held, by the Shareholders and Vested Optionholders, as applicable, immediately prior to the Effective Time; and the Adjustment Surplus will be deemed to increase the Merger Consideration (and, without duplication, the Common Merger Consideration) in each case pursuant to these terms. If the Final Merger Consideration is less than Estimated Merger Consideration, then Parent shall be entitled to receive a disbursement out of the Indemnity Escrow Amount equal to such difference (an “Adjustment Deficit”) within five (5) Business Days after the Final Merger Consideration is determined pursuant to Section 2.6.7(b), (c) or (d), and the Adjustment Deficit will be deemed to decrease the Merger Consideration (and, without duplication, the Common Merger Consideration) in each case pursuant to these terms.

2.7	Payment; Exchange of Certificates

2.7.1	Merger Consideration

(a) On or prior to the Closing Date, Parent shall deposit the Closing Merger Consideration (other than the portion payable to Vested Optionholders with respect to Vested Options) with Mellon Investor Services LLC, operating with the service name BNY Mellon Shareowner Services (the “Paying Agent”), for exchange and payment in accordance with this Section 2.

(b) Promptly following the Effective Time, Parent shall deliver, in trust, to the Company, for the benefit of those holders of Vested Options, sufficient funds for timely payment of that portion of the Closing Merger Consideration payable to the Vested Optionholders with respect to Vested Options pursuant to Section 2.6.2 of this Agreement.

2.7.2	Exchange Procedures

(a) Prior to the Closing, Parent and the Paying Agent will enter into a paying agent agreement in customary form which will provide for payment to each Shareholder (other than a holder of Dissenting Shares) his, her or its allocable share of the Closing Merger Consideration pursuant to this Section 2 not later than ten (10) Business Days following receipt by the Paying Agent of one or more Certificates, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto. As soon as practicable after the Effective Time, the Paying Agent shall cause to be mailed to each holder of record of a certificate or certificates which represented Company Stock immediately prior to the Effective Time (the “Certificates”), other than a holder of Dissenting Shares, unless such holder subsequently withdraws or loses (through failure to perfect or otherwise) such holder’s dissenters’ rights, (i) a Letter of Transmittal which shall include instructions for use in effecting the surrender of the Certificates in exchange for the appropriate portion of the Closing Merger Consideration pursuant to Section 2.7.2(b) in substantially the form attached as Exhibit E or as otherwise acceptable to the Paying Agent and Parent (the “Letter of Transmittal”) and (ii) a cover letter in a form that is customary and is reasonably acceptable to the Paying Agent and to Parent.

(b) Upon surrender of a Certificate for cancellation to Paying Agent or to such other agent or agents as may be appointed by Parent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, (i) each holder of shares of Series A Preferred Stock shall be paid an amount equal to the product of (A) the sum of the Series A Preferred Preferential Per Share Amount and the Closing Common Merger Consideration Per Share times (B) the number of shares of Series A Preferred Stock held by such holder; (ii) each holder of shares of Series B Preferred Stock shall be paid an amount equal to the product of (A) the sum of the Series B Preferred Preferential Per Share Amount and the Closing Common Merger Consideration Per Share times (B) the number of shares of Series B Preferred Stock held by such holder; and (iii) each holder of shares of Common Stock shall be paid an amount equal to the product of the Closing Common Merger Consideration Per Share times the number of shares of Common Stock held by such holder. Thereupon, the Certificate so surrendered shall be canceled. Until surrendered, each outstanding Certificate that, prior to the Effective Time, represented Company Stock (other than Dissenting Shares) will be deemed from and after the Effective Time to evidence the right to receive the portion of the Merger Consideration as provided in Section 2.6 without any interest thereon.

(c) Promptly after the Effective Time, the Company shall mail or otherwise deliver to each Vested Optionholder entitled to payments pursuant to Section 2.6.2(b)(ii) an acknowledgement to be signed by such holder which shall include a confirmation of the Shareholder Representatives as the agents of such holder pursuant to Section 2.11 for the purposes set forth herein, and an agreement that such holder shall receive its payment of the Vested Option Merger Consideration to which such holder is entitled pursuant to Section 2.6.2(b)(ii) and be bound by the provisions of this Agreement. Upon return of such acknowledgement to the Company, duly executed and properly completed in accordance with the instructions thereto, the holder of such Vested Options shall be entitled to receive in exchange therefor from the Company, at the next administratively practicable date, that portion of the Vested Option Merger Consideration that such holder has the right to receive pursuant to Section 2.6.2(b)(ii) in respect of the Vested Options, after giving effect to any withholding Tax provided for in Section 2.6.2(b)(iv).

2.7.3	Remaining Funds

At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates. Thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as a general creditor thereof with respect to the Merger Consideration payable upon surrender of their Certificates, without any interest thereon. Neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7.4	No Further Ownership Rights in Company Stock

The portion of the Merger Consideration paid upon the surrender for exchange of shares of Company Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Stock, and there shall be no further registration of transfers on the records of the Company of shares of Company Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.

2.8	Lost, Stolen or Destroyed Certificates

In the event any Certificates evidencing shares of Company Stock shall have been lost, stolen or destroyed, Parent shall cause the Paying Agent to pay the portion of the Closing Merger Consideration applicable to such shares in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Parent or Paying Agent may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificates to provide and to deliver a bond in such amount as it may reasonably direct as indemnity against any claim that may be made against Parent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.9	Taking of Necessary Action; Further Action

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation and Parent are fully authorized to take, and will use their reasonable efforts to take, all lawful and reasonable action.

2.10	Indemnity Escrow Agreement; Delivery of Indemnity Escrow Amount

As of the Closing Date, Parent, the Shareholder Representatives and the Escrow Agent shall enter into an Indemnity Escrow Agreement (the “Indemnity Escrow Agreement”), in substantially the form attached hereto as Exhibit F, to be administered by the Escrow Agent pursuant to the terms of the Indemnity Escrow Agreement. At the Closing, Parent shall deposit a portion of the Merger Consideration equal to the Escrow Deposit Amount with the Escrow Agent, to be held in escrow as a source of funds for the indemnity obligations under Section 9.2 of this Agreement, the payment of any Adjustment Deficit under Section 2.6.7(e), and the payment of costs and expenses to the extent contemplated by this Agreement (including Sections 2.6.7, 2.11.2 and 9.8), and to be disbursed in accordance with the terms of the Indemnity Escrow Agreement. If any portion of the Indemnity Escrow Amount is determined to be payable to the Shareholders and Optionholders pursuant to the terms hereof and the Indemnity Escrow Agreement, such amount shall be paid to the Shareholders and Optionholders in the manner set forth in the Indemnity Escrow Agreement.

2.11	Shareholder Representatives

2.11.1 Each Shareholder, by entering into this Agreement and/or surrendering one or more Certificates and a Letter of Transmittal and accepting a portion of the Merger Consideration, and each Optionholder, by accepting his or her Option Merger Consideration, shall be deemed to have irrevocably authorized and appointed each of the Shareholder Representatives and any replacement representative appointed pursuant to Section 2.11.2, with full power of substitution and resubstitution, as his, her or its representative and true and lawful attorney-in-fact and agent to act in his, her or its name, place and stead with respect to all matters arising in connection with this Agreement, including, without limitation, the power and authority, in his sole discretion, to:

(a) take any action contemplated to be taken by the Shareholders or Optionholders and/or the Shareholder Representatives under this Agreement or the Indemnity Escrow Agreement;

(b) negotiate, determine, defend and settle any disputes that may arise under or in connection with this Agreement or the Indemnity Escrow Agreement, including, without limitation, with respect to any indemnification claim pursuant to Article 9; and

(c) make, execute, acknowledge and deliver any releases, assurances, receipts, requests, instructions, notices, agreements, certificates and any other instruments, and generally do any and all things and take any and all actions that may be requisite, proper or advisable in connection with this Agreement, including, without limitation, pursuant to Article 9.

Parent and the Surviving Corporation shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication signed by both of the Shareholder Representatives or, if one of the Shareholder Representatives has resigned and has not been replaced, any of the foregoing signed by the remaining Shareholder Representative (the “Remaining Representative”) and any document executed by both of the Shareholder Representatives or the Remaining Representative (as applicable) shall be an action of the

Shareholder Representatives for purposes of this Agreement and Parent shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon absent willful misconduct. Each of the Shareholder Representatives will execute and deliver to Parent the Indemnity Escrow Agreement at the time of Closing.

2.11.2 The appointment of the Shareholder Representatives may not be revoked except in accordance with this Section 2.11.2.

(a) Either of the Shareholder Representatives may resign at any time on five (5) Business Days’ written notice to Parent and the Shareholders. Either of the Shareholder Representatives may be replaced from time to time (including following resignation of either of the Shareholder Representatives) by majority vote of those Shareholders entitled to receive any portion of the Merger Consideration based upon their relative interests in the Merger Consideration, upon notice given to Parent, which replacement shall be effective one (1) Business Day after receipt of such notice by Parent. If at the time of any such replacement the deadline hereunder for Parent to provide notice to the Shareholder Representatives with respect to any indemnification claim or action to be taken in connection with this Agreement is within fifteen (15) days, then such deadline shall be extended such number of days that is fifteen (15) days after Parent’s receipt of such notice of replacement.

(b) In performing the functions specified in this Agreement, the Shareholder Representatives will not be liable to any Person including, without limitation, for any actions or omissions taken by the Shareholder Representatives, in the absence of fraud or willful misconduct on the part of the Shareholder Representatives. Each Shareholder, by entering into this Agreement and/or surrendering one or more Certificates and a Letter of Transmittal and accepting a portion of the Merger Consideration, and each Optionholder, by accepting his or her Option Merger Consideration, has accepted the limitations on the Shareholder Representatives’ liability set forth in this Section 2.11.2(b). The Shareholder Representatives shall not be entitled to any fee, commission or other compensation for the performance of services as Shareholder Representatives, but any out of pocket costs and expenses incurred by the Shareholder Representatives in connection with actions taken by the Shareholder Representatives pursuant to the terms of this Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) shall be deducted from the amount of the Indemnification Escrow Amount otherwise payable to the Shareholders pursuant to this Agreement and the Indemnity Escrow Agreement and paid to the Shareholder Representatives, or shall be paid by the Shareholders pursuant to such arrangement as they may make.

2.12	Withholding Taxes

Parent, the Surviving Corporation, the Escrow Agent and the Paying Agent shall be entitled to deduct and withhold from any payment pursuant to this Agreement or the Indemnity Escrow Agreement such amounts as are required by applicable law to be withheld, and to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from any recipient of any payment hereunder or thereunder. To the extent that any amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement and the Indemnity Escrow Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as set forth in the Schedules to this Agreement delivered to Parent at or prior to the execution hereof, which shall qualify representations and warranties in the manner set forth in Section 12.8:

3.1	Corporate Matters

3.1.1	Organization, Existence and Corporate Power

The Company is a corporation duly incorporated and validly existing under the laws of the State of Washington and the Company has full power and authority, corporate and otherwise, to enter into this Agreement, to carry out and perform its obligations hereunder and to consummate the transactions contemplated hereby. The Company has the corporate power and authority to own, operate or lease its properties and to carry on its Business. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a Material Adverse Effect.

3.1.2	Corporate Authorization; Enforceability

This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of the Company and, subject to providing notice to nonconsenting Shareholders pursuant to Section 23B.07.040(6), the Shareholders of the Company in accordance with the WBCA and the Company’s Charter and Bylaws (the “Company Shareholder Approval”), and no other action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated thereby. This Agreement has been duly executed and delivered by the Company and is Enforceable against the Company. The Board of Directors of the Company has approved and deemed advisable this Agreement and the transactions contemplated hereby, determined that they are fair to and in the best interests of the Company and its shareholders and has approved and adopted this Agreement and the transactions contemplated hereby.

3.1.3	Non-Contravention

Except for items listed on Schedule 3.1.3, neither the execution, delivery or performance of this Agreement nor the consummation of the Closing hereunder in accordance with the terms and conditions of this Agreement does or will, with or without notice or lapse of time, constitute, result in or give rise to (a) a breach, violation or default under any Legal Requirement applicable to the Company, its assets or properties, (b) a breach or violation of or default under any Charter or Bylaw provision of the Company, (c) the imposition of any Lien upon any asset of the Company or (d) a breach of or default under (or the acceleration of the time for performance of any material obligation or creation of any other material obligation or right under) any Contractual Obligation of the Company, other than, in the cases of clauses (a), (c) and (d), any breach, violation, default or imposition of Lien that would not reasonably be expected to be material to the Business (or any other business currently contemplated by the Company to be conducted). Assuming expiration or termination of all applicable waiting periods under the HSR

Act and except as set forth on Schedule 3.1.3, no approval, consent, waiver, authorization or other order of, and no declaration, filing, registration, qualification or recording with, any Governmental Authority is required to be obtained or made by or on behalf of the Company in connection with the execution, delivery or performance of this Agreement and the consummation of the Closing hereunder in accordance with the terms and conditions of this Agreement, except (i) for those which shall have been duly obtained or made on or prior to, and shall be in full force and effect at, the Closing Date and (ii) where failure to obtain such approval, consent, waiver, authorization or other order, or to make such declaration, filing, registration, qualification or recording would not reasonably be expected to be material to the Business (or any other business currently contemplated by the Company to be conducted) or Parent’s ability to operate the Business (or any other business currently contemplated by the Company to be conducted).

3.1.4	Capitalization

(a) The entire authorized capital stock of the Company solely consists of the Company Stock set forth on Schedule 3.1.4(a). The issued and outstanding shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock have been duly authorized, and are validly issued, fully paid and nonassessable, were not issued in violation of preemptive rights and have been issued in compliance with all applicable federal and state securities laws and the Charter. The rights, preferences and privileges of the Preferred Stock are as set forth in the Restated Articles, each share of Preferred Stock is convertible into one (1) share of Common Stock and no dividends or distributions have been declared on the Company Stock. The allocation of the Merger Consideration and the aggregate Option Merger Consideration among the Shareholders and Optionholders as set forth in the Consideration Schedule shall be a complete and correct allocation of the Merger Consideration in accordance with the terms of this Agreement and, with respect to the allocation of Merger Consideration among the holders of Company Stock, the Restated Articles.

(b) Schedule 3.1.4(b) sets forth the name of each Shareholder, as well as the number and type of shares of Company Stock held by such holder. Except as set forth on Schedule 3.1.4(b), no share of Company Stock is subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code.

(c) Schedule 3.1.4(c) sets forth the name of each holder of outstanding Options, including the number of shares issuable on exercise thereof, the vesting commencement date and vesting schedule with respect thereto, the number of vested and unvested Options as of the date of this Agreement, whether and to what extent the exercisability of each such Option will be accelerated and become exercisable as a result of the transaction contemplated by this Agreement and the exercise price of each such Option. None of the outstanding Options is an incentive stock option as defined under Section 422 of the Code. All Options have been issued (i) under, and in compliance with the terms of, the Company Stock Option Plan and (ii) in compliance with all applicable federal and state securities laws.

(d) Except as set forth in Schedule 3.1.4, and as provided in the ROFR/Co-Sale Agreement, there is no Contractual Obligation pursuant to which the Company has granted (or made any commitment to grant) any option, warrant or other right to any Person to acquire the shares of Common Stock, Series A Preferred Stock, Series B Preferred or any

other securities of, or equity interests in, the Company and the Company is under no obligation to repurchase or otherwise acquire any outstanding shares of its capital stock or Options. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) The Company has no Company Debt outstanding as of the date hereof except as set forth on Schedule 3.1.4(e).

3.1.5	Subsidiaries

The Company does not have any wholly or partially owned subsidiaries.

3.1.6	Charter and Bylaws; Other Corporate Records

The Company has delivered or made available to Parent true and complete copies of the Charter and Bylaws of the Company, in each case as in effect on the date hereof, all minutes and consents of the Board of Directors and shareholders of the Company and each document required to be listed on the Schedules, including all amendments thereto. The Company is not in violation of its Charter or Bylaws.

3.2	Financial Statements

3.2.1	Financial Information

Parent has been furnished with true and complete copies of each of the following:

(a) The audited financial statements of the Company for the two years ended December 31, 2007 containing the balance sheets of the Company as of December 31, 2006 and December 31, 2007 and the related audited statements of operations, changes in shareholders equity and cash flows for the fiscal years then ended, accompanied by the notes thereto and the audit report thereon (collectively, the “Audited Financials” and, together with the Interim Financials (as defined in paragraph (b) below), the “Financial Statements”).

(b) The unaudited balance sheet of the Company as of the Balance Sheet Date (the “Balance Sheet”) and the related unaudited statements of operations and cash flows for the four-month period then ended (collectively, the “Interim Financials”).

3.2.2	Character of Financial Information

(a) The Financial Statements were prepared in accordance with GAAP consistently applied throughout the periods specified therein and, present fairly, in all material respects, the consolidated financial position and results of operations of the Company as of the dates and for the periods specified therein in accordance with GAAP, subject in the case of the Interim Financials to the absence of footnotes and to normal and recurring year-end and periodic adjustments. The Company’s cash equivalents and short-term investments are set forth on Schedule 3.2.2(a)(i). All Specified Liabilities are set forth on Schedule 3.2.2(a)(ii).

(b) The Company maintains a system of internal accounting controls and disclosure controls and procedures sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Except (i) as disclosed in the Interim Financials, (ii) as incurred after the Balance Sheet Date in the Ordinary Course of Business, (iii) for liabilities arising in the Ordinary Course of Business (and not as a result of a breach by the Company) under the Company’s Contractual Obligations that are not required to be reflected in the Company’s financial statements under GAAP applied consistently with respect to the accounting policies, practices and procedures used to prepare the Financial Statements, or (iv) as set forth in Schedule 3.2.2, the Company does not have either (A) any liabilities or obligations that would be required to be set forth on a balance sheet of the Company prepared in accordance with GAAP or otherwise disclosed in the footnotes thereto (“GAAP Liabilities”) or (B) any liabilities or obligations (whether absolute, accrued, contingent or otherwise) that are not GAAP Liabilities that exceed, or could reasonably be expected to exceed, an amount (individually or in the aggregate) equal to $250,000.

3.3	Change in Condition since Balance Sheet Date

Except for any change resulting from the taking of any action required by this Agreement, since the Balance Sheet Date:

3.3.1	The Company has not:

(a) entered into or amended (1) any Contractual Obligation other than this Agreement relating to (A) the sale of any capital stock or equity interest in the Company (other than the grant of Options reflected in Schedule 3.1.4(c)), (B) the purchase or sale of assets constituting a business or (C) any merger, consolidation or other business combination or (2) any Material Contract;

(b) mortgaged, pledged or subjected to any Lien any of the Company’s assets other than (A) conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the Ordinary Course of Business, (B) Liens disclosed on Schedule 3.5.1 and (C) Liens that would not reasonably be expected to be material to the Business; or

(c) sold, leased, transferred or exchanged any material assets or property other than in the Ordinary Course of Business;

(d) declared, set aside or paid any dividend or distribution in respect of, or redeemed or repurchased or recapitalized any of, its capital stock or securities or incurred any indebtedness;

(e) suffered or incurred the loss of, or significant injury to, any of the material assets of the Company;

(f) incurred (i) any liability outside the Ordinary Course of Business in excess of $75,000 (ii) any liability in excess of $250,000 or (iii) any Company Debt;

(g) canceled any material debts or claims or recorded any material write down or write up of the value of assets of the Company or written off as uncollectible any material accounts receivable;

(h) made any change in any method of accounting or accounting practice excepts as required by GAAP; or

(i) settled, compromised, threatened or initiated any Action.

3.3.2 The Company has not entered into, or committed or agreed to enter into, any Contractual Obligation to do any of the actions referred to in Section 3.3.1 above;

3.3.3 The Business has been conducted only in the Ordinary Course of Business (except as otherwise required by the terms of this Agreement); and

3.3.4 There has not been:

(a) any Material Adverse Effect; or

(b) any increase in the compensation or benefits payable or to become payable by the Company to any of the directors, officers, consultants or employees of the Company, other than salary increases and Option grants made prior to the date of this Agreement in connection with customary performance reviews and customary bonuses consistent with past practices, and the Company has not entered into any Contractual Obligation to do any of the foregoing.

3.4	Environmental Matters

The Company is as of the date hereof, and has been, in compliance in all material respects with all Environmental Laws. There is no Action pending or threatened against the Company in respect of (i) noncompliance by the Company with any Environmental Laws or (ii) the release or threatened release into the environment of any Hazardous Substance by the Company or (iii) the handling, storage, use, transportation or disposal of any Hazardous Substance by the Company. Except as would not be reasonably likely to result in a material liability to the Company, no Hazardous Substance exists in or on or, to the Knowledge of the Company, under or about any Real Property or did exist in or on or, to the Knowledge of the Company, under or about any Real Property formerly occupied by the Company during the period of such occupancy and, except as would not be reasonably likely to result in material liability to the Company, to the Knowledge of the Company no employee of the Company or other individual has been exposed to any Hazardous Substances at any such Real Property or former real property.

3.5	Real and Personal Property

3.5.1 The Company has valid title to, or a valid leasehold interest in, all of its material personal property, and such material personal property is not subject to any Lien except as set forth on Schedule 3.5.1. All material leases and licensing agreements for personal property (“Personalty Leases”) leased or licensed by the Company are listed on Schedule 3.5.1.

3.5.2 The Company owns no real property. Schedule 3.5.2 sets forth a list of all real property currently leased, subleased or otherwise occupied by the Company (collectively, the “Real Property”), and all leases of Real Property, which includes all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Real Property, including all amendments, terminations and modifications thereof (collectively, the “Leases”) leased to the Company. The Company has provided or otherwise made available to Parent true, correct and complete copies of all Leases. The Company currently occupies all of the Real Property for the operation of its business. The Real Property is in good operating condition and repair. To the Knowledge of the Company, neither the operation of the Company on the Real Property nor such Real Property violate in any material respect any applicable building code, zoning requirement, ordinance, rule, regulation or statute relating to such Real Property or the Company’s operations thereon.

3.6	Intellectual Property Rights

3.6.1 Schedule 3.6.1 lists all Registered Intellectual Property Rights owned by, filed in the name of, applied for by, or subject to an obligation of assignment to the Company (the “Company Registered Intellectual Property Rights”) and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property Rights or Company Intellectual Property owned by Company; (ii) identifies all third parties that share rights to Company Registered Intellectual Property Rights with the Company (including joint owners and co-applicants); (iii) lists all actions that must be taken by the Company within 60 days of the Closing Date to maintain the validity of the Company Registered Intellectual Property Right. All inventors for those Patents owned or purported to be owned by the Company have executed written assignments in favor of the Company with respect to their rights in such inventions and Patents.

3.6.2 Each item of Company Registered Intellectual Property Rights is currently in compliance with all current formal legal filing and maintenance requirements (including payment of filing, examination and maintenance fees and proofs of use) and, to the Knowledge of the Company, is valid, enforceable, and subsisting. To the Company’s Knowledge, there are no facts or circumstances that would render any Intellectual Property Right in Company Intellectual Property invalid or unenforceable. All documents and certificates which are currently necessary in connection with the Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark, Internet, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of applying for, perfecting, prosecuting and maintaining the Company Registered Intellectual Property Rights.

3.6.3 The Company has not infringed or misappropriated any Intellectual Property Rights of third parties, and the operation of the Business does not infringe, misappropriate or otherwise violate any Intellectual Property Right of a third party. The Company has not received notice of a claim, demand or Action that the conduct of the Business infringes, misappropriates, or otherwise violates the Intellectual Property Rights of a third party.

3.6.4 Except as set forth in Schedule 3.6.4, in each case in which the Company has acquired or purports to acquire ownership of any Intellectual Property or Intellectual Property Right from any person (including employees), the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in and to all such Intellectual Property or Intellectual Property Right (including the right to seek past and future damages with respect thereto) to the Company. There are no claims or demands asserted against the Company in writing or, to the Knowledge of the Company, orally by any third party pertaining to any of such Intellectual Property or Intellectual Property Rights and no proceedings have been instituted, or are pending, or to the Knowledge of the Company, threatened, that challenge the rights of the Company in respect thereof. Except as set forth in Schedule 3.6.4, each current and former employee, and officer of the Company has executed an agreement with the Company regarding confidentiality, proprietary information, non-competition and non-solicitation, substantially in the form or forms delivered to the counsel for Parent, and each consultant of the Company has entered into an appropriate work for hire agreement regarding confidentiality and proprietary information, substantially in the form or form delivered to the counsel to Parent. No such employee has excluded works or inventions related to the Business made prior to his or her employment with the Company from his or her assignment of inventions pursuant to such employee’s confidential information and invention assignment agreement.

3.6.5 Each item of Company Intellectual Property owned by the Company is free and clear of any Liens. To the Knowledge of the Company, no third party claims to own any Company Intellectual Property owned by the Company. Except as set forth in Schedule 3.6.5, the Company may transfer or license the Company Intellectual Property owned by the Company without restriction. Except as set forth in Schedule 3.6.5, the Company is not obligated to transfer or license any Intellectual Property or Intellectual Property Rights later obtained by the Company to any third party.

3.6.6 Schedule 3.6.6 lists all IP Licenses pursuant to which the Company created or developed any Intellectual Property for or on behalf of any third party and granted such third party any exclusive rights to or joint ownership of such Intellectual Property or related Intellectual Property Rights. Except as set forth on Schedule 3.6.6, the Company has not (i) transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property or Intellectual Property Right that is or was Company Intellectual Property, to any other person, or (ii) permitted any material rights in such Company Intellectual Property to lapse or to enter the public domain.

3.6.7 Except as set forth in Schedule 3.6.7, the Company has sufficient rights to all Intellectual Property and Intellectual Property Rights necessary to conduct the Business and, to the Company’s Knowledge, any other business as contemplated by the Company to be conducted, and no royalty or other consideration is payable or otherwise owing to any Person in connection with the use of any such Intellectual Property and Intellectual Property Rights.

3.6.8 To the extent that any Intellectual Property or Intellectual Property Rights have been developed or created by a third party for the Company or third party Intellectual Property is incorporated into any of the Company Products or used by Company, the Company either (i) has obtained a written agreement with such third party whereby such third party has validly and irrevocably assigned all of his, her or its Intellectual Property Rights in such Intellectual Property to the Company or (ii) has obtained, pursuant to an IP License disclosed as required by Sections 3.6.10 or 3.6.12 below, or pursuant to non-negotiated end user licenses that are not material to the Business (or any other business contemplated by the Company to be conducted) a license sufficient for the conduct of its Business to such third party Intellectual Property and Intellectual Property Rights.

3.6.9 The Company has the right to use, pursuant to valid licenses, all data (including personal data of third parties), all software development tools, library functions, operating systems, data bases, compilers and all other third-party Software that are used by the Company in the operation of the Company or that are required by the Company to create, modify, compile, operate or support any software that is Company Intellectual Property or is incorporated into any Company Product.

3.6.10 Except as set forth on Schedule 3.6.10, no open source or public library software, including without limitation, any version of any software licensed pursuant to any GNU public license (collectively, “Open Source Software”), was used in the development or modification of any software that is or was Company Intellectual Property or is incorporated into or distributed with any Company Product. Except as set forth in Schedule 3.6.10, the Company has not used any Open Source Software in any manner that would require the Company to: (i) disclose or distribute any Company Intellectual Property or any portion of any Company Product in source code form; (ii) license any Company Intellectual Property for the purpose of making derivative works or modifications; or (iii) distribute any Company Intellectual Property or any portion of any Company Product without charge.

3.6.11 No Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation to which Company is a party, that restricts in any manner the use, transfer or licensing thereof by the Company or that may affect the validity, use or enforceability of such Company Intellectual Property.

3.6.12 Schedule 3.6.12(i) lists all material inbound IP Licenses, Schedule 3.6.12(ii) lists all material outbound IP Licenses, and Schedule 3.6.12(iii) lists, for each Company Product, all IP Licenses through which the Company has licensed third party Intellectual Property or Intellectual Property Rights for use in the Company Products.

3.6.13 All IP Licenses are in full force and effect. To the Company’s Knowledge, the Company is not in breach of, nor has it failed to perform under, and the Company has not received any notice of any breach or failure to perform under, any of the IP Licenses and, to the Knowledge of the Company, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder. Except as set forth in Schedule 3.6.13, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of any IP Licenses or entitle the other party or parties to such IP Licenses to terminate such IP Licenses. The transactions contemplated by this Agreement will not result in any third party being granted any rights to any Intellectual Property Rights owned or used by the Company that are in addition to, or greater than, the rights such third party currently has under such IP Licenses, including any access to or release of any source code owned by or licensed to the Company.

3.6.14 To the Knowledge of the Company, no person is infringing or misappropriating any Intellectual Property Right owned by the Company.

3.6.15 The Company has taken reasonable steps to establish and preserve its ownership of all material Company Intellectual Property owned by the Company with respect to the Company’s products and technology. The Company takes reasonable steps to maintain the secrecy of non-public information from which the Company derives independent economic value, actual or potential, from the non-public information not being generally known.

3.6.16 Except as set forth in Schedule 3.6.16, neither the Company, nor any other Person acting on its behalf pursuant to authority granted by the Company, has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company source code. Except as set forth in Schedule 3.6.16, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Person acting on its behalf pursuant to authority granted by the Company to any Person of any Company source code.

3.6.17 Neither this Agreement or the completion of the transactions contemplated by this Agreement will result in any of the following as a result of any Contractual Obligation to which the Company is a party: (i) Parent or Merger Sub granting, or being required to grant, any third party any right to any Intellectual Property Right owned or licensed by Parent or Merger Sub prior to the Closing; (ii) Parent or Merger Sub becoming, or being required to become, bound to a non-compete or other restriction on the operation or scope of its business; or (iii) Parent or Merger Sub being obligated to pay royalties or other amounts to any third party in excess of those payable by Parent or Merger Sub prior to the Closing.

3.6.18 All Company Products conform in all material respects to applicable contractual commitments, express and implied warranties, product specifications, and product documentation provided to customers.

3.7	Certain Contractual Obligations

Set forth on Schedule 3.7 is a true and complete list of all of the following Contractual Obligations of the Company:

(a) Each Contractual Obligation with employees, consultants or other service providers (other than the Company Plans, the Options, and “at-will” employment offer letters, in substantially the form of the Company’s standard form of such letter, that do not provide for any severance or result in any other liability resulting from a termination of employment), which (i) is likely to involve payments by or on behalf of the Company in excess of $75,000 per year or (ii) otherwise provides for the payment of any bonus, severance or termination payment (other than offer letters that provide that the employee is eligible to participate in bonus plans referred to in Schedule 3.12(a));

(b) Each Contractual Obligation with a covenant not to compete or covenant that limits the freedom of the Company to compete in any line of business or with any Person or in any area or otherwise restricts the freedom of the Company with respect to pricing or that establish any type of exclusivity or “most favored nation” or similar arrangement or that contains confidentiality or non-disclosure provisions (other than confidential or non-disclosure provisions contained in customer contracts entered into in the Ordinary Course of Business or in confidentiality or non-disclosure agreement in substantially the form delivered to counsel for Parent prior to the date hereof);

(c) Each Contractual Obligation to acquire, sell or otherwise dispose of any assets of the Company or any interest in any business, in either case, having a fair market value in excess of $75,000 except in the Ordinary Course of Business;

(d) Each Contractual Obligation between the Company on the one hand and any of the following Persons on the other hand (i) any Affiliate of the Company or, (ii) any Governmental Authority, (iii) the Specified Entities or (iv) KPMG LLC (or any of its Affiliates);

(e) Each Contractual Obligation (including partnership and joint venture agreements) under which (i) the Company has, or could incur, any liability or obligation for Company Debt or constituting or giving rise to a guarantee of any liability or obligation of any Person (other than the Company) or (ii) any Person has any liability or obligation constituting or giving rise to a guarantee of any liability or obligation of the Company, in either case involving in excess of $75,000 individually or (iii) the Company has granted any Lien on any material assets of the Company;

(f) Each Contractual Obligation pursuant to which the Company may be expected to perform services, or incur other obligations, with a value in excess of $75,000 per year, except for customer purchase orders received in the Ordinary Course of Business; and

(g) Each Contractual Obligation (excluding employment or consulting agreements provided for in clause (a) above) pursuant to which the Company may be obligated to pay for goods or services to be delivered or performed in excess of $75,000 per year and which cannot be canceled by the Company upon notice of not more than ninety (90) days, except for purchase orders issued in the Ordinary Course of Business.

(h) Each Contractual Obligation in which the Company grants a third party a right of first refusal, right of first negotiation, right to renegotiate in price or price reduction or refund, option or similar right;

(i) Each Contractual Obligation relating to any partnership, strategic alliance, joint marketing, joint venture, co-development or similar arrangement; and

(j) Each Contractual Obligation (excluding IP Licenses set forth on Schedule 3.6.6 or Schedule 3.6.12) that would require the Company to indemnify any other party, other than Contractual Obligations entered into in the Ordinary Course of Business that would not reasonably be expected to be material to the Business (or any other business currently contemplated by the Company to be conducted).

Each of the Contractual Obligations required to be listed on Schedule 3.5, Schedule 3.6.12 or Schedule 3.7, shall be referred to herein collectively as the “Material Contracts”. Each Material Contract is Enforceable and in full force and effect. No breach or default in performance by the Company under any of the Material Contracts has occurred and is continuing, and no event has occurred which with notice or lapse of time or both would constitute such a breach or default, other than any breach or default which has not been material to the Business. To the Knowledge of the Company, no material breach or default by any other Person under any of the Material Contracts has occurred and is continuing, and no event has occurred which with notice or lapse of time or both would constitute such a material breach or default, except a breach or default which would not reasonably be expected to be material to the Business.

3.8	Insurance

The Company has delivered or made available to Parent true and accurate copies of all the Company’s insurance policies or binders or summaries thereof as in effect on the date hereof. To the Knowledge of the Company, the Company is not in material default with respect to its obligations under any of such policies. The annual premium currently paid by the Company for its directors’ and officers’ liabilities insurance policies is set forth on Schedule 3.8.

3.9	Litigation

Except for any Action arising after the date of this Agreement that would not reasonably be expected to be material to the Business (or any other business currently contemplated by the Company to be conducted), there is no Action by or against the Company pending or, to the Knowledge of the Company, threatened. The Company is not party or subject to the provisions of any Governmental Order. There is no Action pending or, to the Knowledge of the Company, threatened which seeks rescission of, or seeks to enjoin the consummation of the transactions contemplated by, this Agreement.

3.10	Compliance with Laws

The operations of the Business are in compliance in all material respects with applicable Legal Requirements. The Company has been granted, possesses and is in compliance with all licenses, permits, consents, approvals, franchises and other authorizations under any Legal Requirement necessary for and material to the conduct of the Business (collectively, the “Permits”), except where the failure to obtain such Permits would not reasonably be expected to be material to the Business. The Company has not received any notice that any Governmental Authority or other licensing authority will revoke, cancel, rescind, materially modify or refuse to renew in the ordinary course any of the Permits.

3.11	Tax Matters

(a) The Company has timely filed or has had timely filed (after giving effect to extensions) on its behalf all material Tax Returns that it was required to file, and has timely paid or had timely paid on its behalf all material Taxes owed by the Company (other than any Taxes not yet due and payable for which reserves have been established on the Balance Sheet). All such Tax Returns are correct and complete in all material respects;

(b) Except as set forth in Schedule 3.11(b), the Company has timely paid or withheld (or had paid or withheld on its behalf), and timely paid over (or had timely paid over on its behalf) any withheld amounts to the appropriate Taxing authority, all income taxes, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other Taxes required to be withheld with respect to its employees and other third parties;

(c) The Company has not received any written notice of any outstanding adjustment, claim or deficiency pending or proposed with respect to Taxes of the Company;

(d) The Company is not a party to any written agreement or waiver extending the statutory period of limitation applicable to any Taxes of the Company which currently is in effect;

(e) No audit or other examination of any Tax Return of the Company is presently in progress, nor has the Company been notified in writing of any request for such an audit or other examination. No claim has ever been made by an authority in a jurisdiction where Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Company had no liabilities for unpaid Taxes as of the Balance Sheet Date that had not been accrued or reserved on the Balance Sheet, whether asserted or unasserted, contingent or otherwise, and the Company has not incurred any liability for Taxes since the Balance Sheet Date other than in the Ordinary Course of Business;

(f) The Company is not, and has not been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code. The Company has (i) never been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) never been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company owe any amount under any such agreement (iii) no liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise, and (iv) never been a party to any joint venture, partnership or, to the Knowledge of the Company, any other agreement that could be treated as a partnership for Tax purposes. The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. The Company has not engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2). The Company is not subject to Tax in any country other than its country of incorporation by virtue of having a permanent establishment, place of business or source of income in that country; and

(g) Except as set forth in Schedule 3.11(g), there is no contract, agreement, plan or arrangement to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Company Employee or former employee, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G and Section 404 of the Code. Schedule 5.10 sets forth all of the 409A Payments.

3.12	Employee Benefit Plans

(a) Schedule 3.12(a) lists each severance plan and agreement, retention plan, employee benefit plan, program, policy or arrangement (including each “employee benefit plan” within the meaning of section 3(3) of ERISA) and each other stock, bonus, incentive, employment, change-in-control, deferred compensation, loan or other fringe benefit plan, program, policy or other arrangement, whether or not subject to ERISA, whether formal or informal, funded or unfunded, oral or written, which is or has been maintained, contributed to, or otherwise required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Company Employee, former employee, director or consultant or with respect to which the Company or any of its ERISA Affiliates has or may have any liability or obligation (collectively, “Company Plans”).

(b) Schedule 3.12(b)(i) lists as of the date hereof, the Company Employees, and on a per employee basis, salary, bonus, and vacation accrued for each such Company Employee. Schedule 3.12(b)(ii) lists as of the date hereof, each consultant, independent contractor, and other contingent worker used by the Company and its ERISA Affiliates and a description of the remuneration arrangements applicable to each. Each of the Company and its ERISA Affiliates has classified all individuals who perform services for it correctly under the Company Plans, ERISA and the Code as common law employees, independent contractors or leased employees, as applicable.

(c) With respect to each of the Company Plans, the Company has made available to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and any amendments thereto and, to the extent applicable: (i) any related trust agreement, annuity contract or other funding instrument; (ii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its affiliates to the Company Employees concerning the extent of the benefits provided under a Company Plan; (iii) for the three (3) most recent years (A) the annual Form 5500 and attached schedules with respect to such Company Plans, (B) audited financial statements and (C) nondiscrimination testing results; and (iv) if such Company Plan is intended to be a qualified single employer plan under section 401(a) of the Code, the most recent favorable determination letter received from the Internal Revenue Service. Additionally, the Company has made available to Parent a current, accurate and complete copy (including all amendments thereto) of its or its subsidiaries’: (i) form of offer letter; (ii) form of employment agreement; (iii) form of severance agreement; (iv) service agreements with consultants, independent contractors and other contingent workers; and (v) form of confidentiality and invention assignment agreement.

(d) (i) Each Company Plan has been maintained in form and operation in material compliance with the terms of any document that affects such activity in respect of such Company Plan, and in material compliance with the applicable provisions of law, including ERISA, the Code and other applicable laws, rules and regulations and (ii) the Company has complied with the health care continuation requirements of section 601, et. seq. of ERISA; (iii) no event has occurred and no condition exists that would subject the Company or its subsidiaries, either directly or by reason of their affiliation with an ERISA Affiliate, to any excise tax, fine, lien or other penalty imposed by ERISA, the Code or other applicable laws; and (iv) neither the Company nor any of its ERISA Affiliates has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for the Company Employees or former employees, except as required to avoid an excise tax under Section 4980B of the Code.

(e) Neither the Company nor any employer that would be considered to be a single employer with the Company under ERISA section 4221 nor any ERISA Affiliate has, within the last six years, maintained or been required to contribute to any “multiemployer plan” (as such term is defined in section 3(37) of ERISA) or any “defined benefit plan” (as such term is defined in section 3(35) of ERISA).

(f) There are no pending, or to the Knowledge of the Company, threatened claims or controversies with respect to any Company Plan, other than routine claims for benefits in the normal course.

(g) Except as set forth in Schedule 3.12(g), no Company Plan exists that, except as may otherwise be required pursuant to applicable law, as a result of the execution of this Agreement, the Company Shareholder Approval, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, (iii) limit or restrict the right of the Company or any of its subsidiaries to merge, amend or terminate any of the Company Plans or (iv) cause the Company or any of its subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award. Set forth on Schedule 3.12(g) are the maximum amounts (excluding amounts relating to acceleration of Unvested Options pursuant to the terms of the employment agreements between the Company and such Persons that are disclosed on Schedule 3.12(g)) that could be payable by the Company to the Persons listed on such Schedule as a result of the matters described in this Section 3.12(g).

(h) The Company is in good faith compliance with the requirements of Section 409A of the Code with respect to all “nonqualified deferred compensation plans” (as defined in Section 409A of the Code) maintained by the Company or any of its ERISA Affiliates or to which the Company or any of its ERISA Affiliates is a party. Each Option (whether currently outstanding or not) has not resulted, and will not result, in an employee or former employee of the Company incurring additional tax, or the Company having an additional tax reporting obligation, under or as a result of Section 409A of the Code.

(i) To the Knowledge of the Company, there does not exist any Controlled Group Liability that would be a liability of Parent or any of its Affiliates or ERISA Affiliates following the Closing Date.

(j) No payment or benefit which will or may be made by Company or its ERISA Affiliates with respect to any “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) with respect to the Company will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.

3.13	Employees, Labor Matters

The Company is not a party to nor bound by any collective bargaining agreement, and there are no labor unions or other organizations representing or, to the Knowledge of the Company, purporting or attempting to represent any employee of the Company. There is no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar organized labor activity with respect to any current employees of the Company. The Company has in good faith taken reasonable steps to comply in all material respects with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. Except as set forth in Schedule 3.13, the services provided by each of the Company Employees are terminable at the will of the Company. Schedule 3.13 lists all liabilities of the Company or its ERISA Affiliates to any of their respective current employees that would result from the termination by the Company or its ERISA Affiliates of such employee’s employment or provision of services, a change of control of the Company, or a combination thereof. The Company and its ERISA Affiliates do not have any material liability with respect to any misclassification of: (a) any worker as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee classified as exempt from overtime wages. Within the past year, the Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment Retraining and Notification Act (“WARN Act”) or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations prior to the Effective Time would trigger any notice or other obligations under the WARN Act or similar state or local law.

3.14	Customers and Suppliers

The Company does not have Knowledge of any termination or cancellation of (or any intent to terminate or cancel) the business relationship of the Company with (i) any single customer or any group of affiliated customers who represented five percent (5%) or more of the revenues of the business of the Company during the fiscal year ended December 31, 2007, or (ii) any single supplier or any group of affiliated suppliers who provided five percent (5%) or more of the costs of sales of the Company during the fiscal year ended December 31, 2007. To the Knowledge of the Company, none of the business of the Company is in any manner dependent upon the making or receipt of any payments, discounts or other inducements to any officers, directors, employees, representatives or agents of any customer.

3.15	Brokers

Except as set forth in Schedule 3.15, no broker, finder, investment bank or similar agent is entitled to any brokerage or finder’s fee from the Company in connection with the transactions contemplated by this Agreement based upon agreements or arrangements made by or on behalf of the Company.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and the Merger Sub jointly and severally represent and warrant to the Company that, except as set forth in the Schedules to this Agreement:

4.1	Corporate Matters

4.1.1	Organization, Power and Standing of Parent and Merger Sub

Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Maryland, and Parent has full power and authority, corporate and otherwise, to enter into this Agreement, to carry out and perform its obligations hereunder and to consummate the transactions contemplated hereby. Merger Sub is a corporation duly organized and validly existing and under the laws of the state of Washington, is a wholly owned subsidiary of Parent, and has full power and authority, corporate and otherwise, to enter into this Agreement, to carry out and perform its obligations hereunder and to consummate the transactions contemplated hereby.

4.1.2	Authorization and Enforceability

This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub, and no other action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by them of the transactions contemplated thereby. This Agreement has been duly executed and delivered by, and is Enforceable against, Parent and Merger Sub.

4.1.3	Non-Contravention

Neither the execution, delivery and performance of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Closing hereunder in accordance with the terms and conditions of this Agreement does or will, with or without notice or lapse of time, constitute, result in or give rise to (a) a breach, violation or default under any Legal Requirement applicable to Parent or Merger Sub, (b) a breach of or default under any Charter or Bylaws provision of Parent or Merger Sub or (c) a breach of or default under (or the acceleration of the time for performance of any material obligation under) any Contractual Obligation of Parent or Merger Sub other than any of the foregoing that would not materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Closing hereunder in accordance with the terms and conditions of this Agreement and would not prevent Parent or Merger Sub from performing in all material respects any of its obligations under this Agreement. Assuming expiration or termination of all applicable waiting periods under the HSR Act, and under any required foreign merger control laws if applicable, no approval, consent, waiver, authorization or other order of, and no declaration, filing, registration, qualification or recording with, any Governmental Authority is required to be obtained or made by or on behalf of Parent or Merger Sub in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except (a) for items which shall have been obtained or made on or prior to, and shall be in full force and effect at, the Closing Date and (b) where failure to obtain such approval, consent, waiver, authorization or other order, or to make such declaration, filing, registration, qualification or recording would not materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Closing hereunder in accordance with the terms and conditions of this Agreement and would not prevent Parent or Merger Sub from performing in all material respects any of its obligations under this Agreement.

4.2	Merger Consideration

Parent currently has available, and at the Effective Time of the Merger will continue to have available, sufficient cash and cash equivalents to enable it to perform its obligations under this Agreement; and Parent will use or make such cash available to Merger Sub and the Surviving Corporation to allow them to fulfill all such obligations.

4.3	Litigation

As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened (a) against Parent, Merger Sub or any of their respective Affiliates which has had or could have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement or (b) which seeks rescission of or seeks to enjoin the consummation of this Agreement or any of the transactions contemplated hereby.

4.4	Investigation; No Additional Representations; No Reliance

In the absence of intentional misrepresentation and fraud, Parent acknowledges that the Company has not made nor shall it be deemed to have made any representation, warranty, covenant or agreement, express or implied, with respect to the Company, the Business or the transactions contemplated by this Agreement, other than those explicitly set forth herein. In the absence of intentional misrepresentation and fraud, following the Closing, Parent acknowledges and agrees that it will not assert, except to the extent provided in Section 9, any claim against the Company or its directors, officers, employees, advisors, agents, shareholders, consultants, investment bankers, legal counsel, brokers, representatives or controlling persons, or any Affiliate of any of the foregoing, or hold the Company or any such persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Company or such persons concerning the Business, the Company, this Agreement or the transactions contemplated hereby.

ARTICLE 5.

CERTAIN AGREEMENTS OF THE PARTIES

5.1	Operation of Business, Related Matters

From the date hereof through the earlier of the date this Agreement is terminated pursuant to Section 11 and the Closing Date, except as otherwise expressly permitted or required by this Agreement, the Company will conduct its business in the Ordinary Course of Business and substantially as presently operated and shall use commercially reasonable efforts to preserve its business intact, keep available to the Company the services of its present officers and employees and to preserve for the Company the goodwill of its customers and others having business relations with the Company. Except as set forth on Schedule 5.1, from the date hereof and through Closing Date, the Company will not, without the prior written consent of Parent, which will not be unreasonably withheld or delayed:

(a) (i) Enter into any transactions (x) with any Affiliate or (y) with any other Person other than on an arms’ length basis (other than as contemplated by this Agreement) or (ii) acquire or create any subsidiaries of the Company;

(b) Pay to any officer, employee or other service provider increased compensation (cash, equity or otherwise) other than as required by an employment agreement in effect and disclosed to Parent prior to the date of this Agreement or such other increases in compensation as may be made in the Ordinary Course of Business or hire or terminate any employees or individual consultants other than in the Ordinary Course of Business;

(c) Incur any Company Debt (including any capital lease) except for the incurrence of up to $75,000 of Company Debt in the Ordinary Course of Business;

(d) Amend the Charter or Bylaws of the Company or sell, lease or otherwise dispose of any material assets or properties (except (i) for sales or other dispositions of inventory or excess equipment in the Ordinary Course of Business and (ii) as may otherwise be expressly permitted by the terms of this Agreement);

(e) Make any capital expenditure in excess of $50,000;

(f) Declare, set aside, or pay any dividend or other distribution with respect to its capital stock, or recapitalize, reclassify, redeem or repurchase or otherwise retire for value any shares of it capital stock or Options;

(g) Make any material change in its methods of accounting or accounting practices;

(h) Make or change any material Tax election, adopt or change any Tax accounting method, enter into any closing agreement, settle or compromise any material Tax claim or material assessment, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or file any material Tax Return or any amended Tax Return;

(i) Grant or pay any bonus, severance or termination pay (other than pursuant to policies or agreements in effect as of the date hereof that have been disclosed to Parent) or increase, modify or alter the benefits payable under its bonus or severance or termination pay plans, policies or agreements in effect on the date hereof or adopt any new severance plans;

(j) Issue, sell or otherwise dispose of any capital stock or securities or grant, or modify the terms of, any option or warrant or other right to purchase or obtain any of its capital stock or securities, other than issuances of Common Stock (A) upon the exercise of the Options outstanding on the date of this Agreement in accordance with their terms and (B) upon conversion of the Preferred Stock outstanding on the date of this Agreement in accordance with the Company’s Charter;

(k) Make any capital investment in, any loan to, or any acquisition of the securities or assets constituting a business of (including by way of merger, consolidation or otherwise), any other Person;

(l) Enter into any employment contract or consulting agreement obligating the Company to pay the other party thereto in excess of $75,000 per year, or amend in any material respect the terms of any such existing contract or agreement;

(m) Adopt or amend in any material respect any bonus, profit sharing, compensation, Option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee, other than as required by law or in the Ordinary Course of Business;

(n) Enter into any Lease involving annual payments in excess of $50,000 or enter into, amend, modify or terminate any Material Contract (other than customer contracts entered into in the Ordinary Course of Business);

(o) Mortgage, pledge or otherwise subject to a Lien any property or assets other than conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the Ordinary Course of Business;

(p) Settle, compromise, threaten (other than demand letters for accounts receivable in the Ordinary Course of Business) or initiate any Action or waive or release any material rights of the Company;

(q) Sell, assign, transfer, license or sublicense, pledge or otherwise encumber any material assets or any Intellectual Property Rights (other than non-exclusive end-user licenses granted by the Company to its customers in the Ordinary Course of Business); or

(r) Authorize, enter into, or commit or agree to enter into, any Contractual Obligation to do any of the actions referred to in this Section 5.1.

Parent and Merger Sub shall respond with reasonable promptness to any and all requests by the Company for consent(s) for the Company to take any of the actions specified in this Section 5.1, and no requested consent shall be unreasonably withheld.

5.2	Preparation for Closing

Parent and Merger Sub on the one hand and the Company on the other hand will each use all reasonable efforts to bring about the fulfillment of each of the conditions precedent to the obligations of the other set forth in this Agreement, subject to the following:

5.2.1	Regulatory Compliance

Promptly upon execution and delivery of this Agreement, each of Parent and the Company will prepare and file, or cause to be prepared and filed, with the appropriate Governmental Authorities, a notification and report form with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, seek to obtain early termination of any applicable waiting periods, supply all information requested by Governmental Authorities in connection with the HSR notification and report form and cooperate with each other in responding to any such request. The Company and Parent shall each be responsible for fifty percent (50%) of all filing fees required to be paid in connection therewith. The parties will use their respective commercially reasonable best efforts and will cooperate fully with one another to comply as promptly as practicable with all governmental requirements applicable to the transactions contemplated by this Agreement and to obtain promptly all approvals, orders, permits or other consents of any applicable Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement. Each of the parties will furnish to the other parties or as appropriate, their outside counsel, and, upon request, to any Governmental Authorities such information and assistance as may be reasonably requested in connection with the foregoing, including by responding promptly to and complying fully with any request for additional information or documents under the HSR Act. The parties will use their respective commercially reasonable best efforts to resolve favorably any review or consideration of the antitrust aspects of the transactions contemplated hereby by any Governmental Authority with jurisdiction over the enforcement of any applicable antitrust laws and will use commercially reasonable best efforts to defend any Action brought by any Governmental Authority or other Person seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby; provided, however, that in connection with any such approvals, neither party shall be required to consent to any divestiture or other provision that would modify the terms of this Agreement.

5.2.2	Consents; Shareholder Approval

(a) Prior to the Closing Date, upon Parent’s request and at the Company’s expense, the Company shall use reasonable efforts to assist Parent in securing such written consents or waivers that Parent reasonably determines are required under or with respect to any of the Contractual Obligations set forth on Schedule 3.1.3 and/or any Material Contracts.

(b) Promptly (and in any event within five (5) Business Days) following the execution of this Agreement, the Company shall prepare and cause to be delivered to Shareholders who have not approved this Agreement by written consent (“Non-Consenting Shareholders”) an information statement (in a form to be agreed upon by Parent) that notifies them of the transactions contemplated by this Agreement (in accordance with the terms of the WBCA), solicits their approval of the Merger Agreement by written consent and includes the dissenters rights notice required pursuant to Chapter 13 of the WBCA (the “Information Statement”). The Company shall ensure that the Information Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

5.2.3	Supplemental Schedules; Notification of Certain Matters

(a) The Company may (but will not be required to), from time to time prior to or on the Closing Date, by notice given to Parent in accordance with this Agreement, supplement or amend the Schedules to Article 3 in writing in each case to reflect facts or circumstances arising after the date of this Agreement, including one or more supplements or amendments to correct any matter which would otherwise constitute a breach of any representation or warranty contained in Article 3, (any such supplement or amendment, a “Schedule Supplement”); provided, however, that any such supplement or amendment will not be effective to cure or correct any breach or failure to be true of any representation or warranty or covenant in this Agreement (including for purposes of Article 6 and Article 9) except as expressly set forth in Section 9.7.

(b) Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of the occurrence, or non-occurrence, of any event that would be likely to cause (i) any representation or warranty of the party giving notice contained in this Agreement to be untrue or inaccurate and, as a result thereof, the condition set forth in Section 6.1 (in the case of representations and warranties of the Company) or Section 7.1 (in the case of representations and warranties of Parent) would not reasonably be expected to be satisfied at such time, or (ii) any covenant, condition or agreement of the party giving notice contained in this Agreement not to be complied with or satisfied and, as a result thereof, the condition set forth in Section 6.2 (in the case of covenants, conditions and obligations of the Company) or Section 7.2 (in the case of covenants, conditions and obligations of Parent) would not reasonably be expected to be satisfied at such time; provided that the delivery of any notice pursuant to this Section 5.2.3 shall not limit or otherwise affect the remedies available to the party receiving such notice.

5.3	Confidentiality Agreement

The Confidentiality Agreement dated October 10, 2007 (the “Confidentiality Agreement”), by and between Parent and the Company is hereby confirmed and acknowledged as a continuing obligation of the parties and each of the parties hereto agrees to, and to cause each of its Affiliates (including with respect to Parent following the Closing, the Company) to, keep any information provided hereunder or in connection with this Agreement or the transactions contemplated hereby confidential in accordance with the terms thereof.

5.4	Directors’ and Officers’ Indemnification and Insurance

5.4.1 From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall, to the maximum extent permitted by applicable law, indemnify and hold harmless, and provide advancement of expenses to, each present (as of the Effective Time) and former officer or director of the Company (the “D&O Indemnified Parties”), to the same extent as such D&O Indemnified Parties are entitled to be indemnified (or entitled to advancement of expenses) as of the date hereof pursuant to the WBCA, the Restated Articles and the Company’s Bylaws (in effect as of the date hereof) or individual indemnity agreements, board resolutions or otherwise, in each case, as disclosed to Parent as of the date hereof. Parent shall not prohibit the Surviving Corporation from providing the forgoing indemnification rights.

5.4.2 The Charter and Bylaws of the Surviving Corporation or any successor shall contain provisions that are no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers as are set forth in the Restated Articles and the Company’s Bylaws as in effect on the date of this Agreement.

5.4.3 The Surviving Corporation shall maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (provided that Parent or the Surviving Corporation may (i) substitute therefor policies of at least substantially the same or equivalent coverage containing terms and conditions which are, in the aggregate, no less advantageous to any beneficiary thereof or (ii) arrange for “tail” coverage for such six-year period under the Company’s current directors’ and officers’ liability insurance policies or from a compatible insurance carrier) with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend in excess of three-hundred percent (300%) of the annual premium currently paid by the Company for its directors’ and officers’ liabilities insurance policies.

5.5	Acquisition Proposals

The Company agrees that it shall not, nor shall it authorize or knowingly permit any officer, director, employee, investment banker, attorney or other agent or representative of the Company, directly or indirectly, to solicit, consider, initiate or facilitate or encourage the submission of any, Acquisition Proposal or enter into any agreement, letter of intent or similar document with respect to an Acquisition Proposal.

5.6	Further Assurances

Each party, upon the request from time to time of any other party hereto prior to the Closing, and at the expense of the requesting party but without further consideration, will use commercially reasonable best efforts to do each and every act and thing as may be necessary or reasonably requested to consummate the transactions contemplated hereby in an orderly fashion. In furtherance of the foregoing, at or prior to the Closing the Company shall deliver to Parent (i) any pay-off letters reasonably requested by Parent and in a form and substance reasonably acceptable to Parent which will set forth the amount of cash required to satisfy all obligations of the Company as of the Closing with respect to Third-Party Expenses, Company Debt and Specified Liabilities (all of which Parent agrees to pay at or promptly after the Closing) and the Company shall take all steps reasonably requested by Parent to facilitate Parent’s ability to make such payments, (ii) the termination and modification agreements required by Section 6.13 and (iii) a properly executed statement in a form and substance reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

5.7	Access

The Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours to its properties, books, records and personnel during the period prior to the earlier of the Effective Time or the termination of this Agreement to obtain information concerning its business as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that (i) any Legal Requirement applicable to the Company requires the Company to restrict or prohibit access to any such properties or information, or (ii) such access would be in breach of any confidentiality obligation, commitment or provision by which the Company is bound or affected, which confidentiality obligation, commitment or provision shall be disclosed to Parent, provided that disclosure of such obligation, commitment or provision would not itself be the breach of an obligation or commitment to a third party.

5.8	280G Approval

The Company shall submit to the Shareholders for approval (in a manner reasonably satisfactory to Parent), by such number of Shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payment and/or benefits that may, separately or in the aggregate, constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Parent, which approval shall not be withheld unreasonably, such that all such payments and benefits shall not be deemed to be Section 280G Payments (the “280G Approval”), and prior to the Effective Time the Company shall deliver to Parent evidence satisfactory to Parent that a Shareholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder and that (x) such requisite 280G Approval was obtained with respect to any Section 280G Payment, or (y) that the 280G Approval was not obtained with respect to any Section 280G Payment and as a consequence, that Section 280G Payment shall not be made or provided, pursuant to the waivers of those payments and/or benefits which were executed by the affected individuals prior to the Shareholder vote in accordance with Section 6.12.

5.9	Termination of Certain Employee Plans

Effective no later than the day immediately preceding the Closing Date, the Company and its ERISA Affiliates shall each terminate any and all group severance, separation or salary continuation plans, programs or arrangements and any and all plans intended to include a Code Section 401(k) arrangement (unless Parent provides written notice to the Company that any such plan shall not be terminated) (collectively, “Terminating Employee Plans”); provided, however, that Parent shall, or shall cause its Affiliates to, assume all liabilities and account balances of the

Company’s flexible spending account plans with respect to Company Employees and their dependents to the extent Parent determines in its sole discretion not to continue such plans. In connection with any such assumption, Parent shall, or shall cause its Affiliates to, deem that the deferral elections made by Company Employees under the Company’s flexible spending account plans to continue in effect under Parent’s (or its Affiliate’s) applicable flexible spending account plan for the remainder of the plan year in which the Effective Time occurs. Unless Parent provides such written notice to the Company, no later than five Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Terminating Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company’s Board of Directors. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Terminating Employee Plan(s) as Parent may reasonably require.

5.10	409A Payments

Parent shall cause Surviving Corporation to make the payments to the holders of the Options listed on Schedule 5.10 when and to the extent such payments become due in accordance with the terms and conditions set forth in, the Offer to Amend Stock Options dated January 2008 (collectively, the “409A Payments”), or shall make such 409A Payments itself.

ARTICLE 6.

CONDITIONS TO THE OBLIGATION TO CLOSE OF PARENT

The obligations of Parent and Merger Sub to consummate the Closing under this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived in writing prior to the Closing by Parent in its sole discretion:

6.1	Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications and exceptions or any similar standard or qualification contained therein other than with respect to Section 3.3.4(a) and the Specified Representations) as of the date of this Agreement and as of the Closing Date as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date); provided, however, that this condition shall be deemed satisfied (i) with respect to the representations and warranties set forth in Section 3.1.4 (Capitalization), Section 3.2 (Financial Statements) and Section 3.6 (Intellectual Property Rights) (collectively, the “Specified Representations”) if, such representations and warranties are true and correct as of the Closing Date (or with respect to representations and warranties made only as of a specified date, as of such specified date) in all material respects, (ii) with respect to Section 3.3.4(a), if such representation and warranty is true and correct as of the Closing Date and (iii) with respect to the representations and warranties of the Company other than the Specified Representations and other than as set forth in Section 3.3.4(a), if the failures of such representations and warranties to be so true and correct (disregarding all materiality or Material Adverse Effect qualifications and exceptions or any similar standard or qualification contained therein), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and would not prevent, materially delay or materially impede the ability of the Company to timely consummate the Merger or the other transactions contemplated by this Agreement.

6.2	Performance of Agreements

The Company shall have performed, complied with and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed, complied with or satisfied by it at or prior to the Closing.

6.3	Legality; Governmental Authorization; Litigation

Parent’s and Merger Sub’s consummation of the transactions contemplated hereby shall not be prohibited by any Legal Requirement, and all necessary filings pursuant to the HSR Act, and any required foreign merger control laws, if applicable, shall have been made and all applicable waiting periods thereunder shall have expired or been terminated. No Action shall have been instituted at or prior to the Closing by any Person other than a party hereto or any Affiliate thereof, or instituted by any Governmental Authority, relating to this Agreement or any of the transactions contemplated hereby, which has a reasonable likelihood of success and the result of which would prevent or make illegal the consummation of any such transaction.

6.4	Closing Certificate

The Company shall have delivered to Parent a certificate signed by a duly authorized officer of the Company to the effect that each of the conditions specified in Sections 6.1, 6.2 and 6.3 have been satisfied in all respects.

6.5	Dissenting Shares

The number of Dissenting Shares as of the Closing Date shall not exceed 5% of the total number of shares of Company Stock outstanding as of the date of this Agreement.

6.6	Indemnity Escrow Agreement

The parties to the Indemnity Escrow Agreement other than Parent shall have executed and delivered counterpart signature pages to the Indemnity Escrow Agreement to Parent.

6.7	Shareholder Approval

The Company Shareholder Approval shall have been obtained.

6.8	Third Party Consents

The Company shall have delivered to Parent the consents, waivers and approvals of the parties to the Contractual Obligations, and shall have delivered the notices, in each case, as set forth on Schedule 6.8.

6.9	Key Employee Agreements

None of the individuals set forth on Schedule 6.9(a) and no more than two of the individuals set forth on Schedule 6.9(b) shall have rescinded the Key Employee Agreement executed by such individual or indicated that such individual is unwilling to continue employment with Parent or the Company following the Closing.

6.10	Legal Opinion

Parent shall have received a legal opinion from legal counsel to the Company in the form attached hereto as Exhibit G.

6.11	280G Shareholder Approval

With respect to any payments and/or benefits that the Company reasonably determines may constitute “parachute payments” under Section 280G of the Code, the Shareholders shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (ii) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and Parent and its subsidiaries shall not have any liabilities with respect to such “parachute payments.”

6.12	280G Waivers

Each Person who the Company reasonably determines might receive any Section 280G Payments and/or benefits referred to in Section 5.8 hereof shall have executed and delivered to the Company a 280G Waiver, each in the form attached hereto as Exhibit H (a “280G Waiver”) and such 280G Waiver shall be in effect immediately prior to the Shareholders vote contemplated by Section 6.11.

6.13	Termination or Modification of Agreements

The Company shall have entered into termination or modification agreements reasonably acceptable to Parent pursuant to which each of the Contractual Obligations set forth on Schedule 6.13 shall terminate and be of no further force or effect effective immediately prior to the Effective Time or shall continue as modified.

6.14	General

All corporate proceedings required to be taken on the part of the Company in connection with the transactions contemplated by this Agreement shall have been taken. Parent shall have received copies of such officers’ certificates, director and officer resignations, good standing certificates, incumbency certificates and other customary closing documents as Parent may reasonably request in connection with the transactions contemplated hereby.

ARTICLE 7.

CONDITIONS TO THE OBLIGATION TO CLOSE OF THE COMPANY

The obligations of the Company to consummate the Closing under this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived in writing prior to the Closing by the Company in its sole discretion:

7.1	Representations and Warranties

The representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant to this Agreement shall be true and correct (disregarding all materiality or material adverse effect qualifications and exceptions or any similar standard or qualification contained therein) as of the date of this Agreement and as of the Closing Date as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), except to the extent that all failures of such representations and warranties to be so true and correct (disregarding all materiality or material adverse effect qualifications and exceptions or any similar standard or qualification contained therein), individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Parent’s and/or Merger Sub’s ability to consummate the transactions contemplated hereby or to perform their respective obligations hereunder.

7.2	Performance of Agreements

Parent and Merger Sub shall have performed, complied with and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed, complied with or satisfied by Parent and Merger Sub at or prior to the Closing.

7.3	Legality; Government Authorization; Litigation

The Company’s consummation of the transactions contemplated hereby shall not be prohibited by any Legal Requirement, and all necessary filings, if any, pursuant to the HSR Act, and any required foreign merger control laws, if applicable, shall have been made and all applicable waiting periods thereunder shall have expired or been terminated. No Action shall have been instituted at or prior to the Closing by any Person other than a party hereto or any Affiliate thereof, or instituted by any Governmental Authority, relating to this Agreement or any of the transactions contemplated hereby, which has a reasonable likelihood of success and the result of which would prevent or make illegal the consummation of any such transaction or could otherwise have a Material Adverse Effect.

7.4	Closing Certificate

Parent shall have delivered to the Company a certificate signed by a duly authorized officer of Parent to the effect that each of the conditions specified in Sections 7.1, 7.2 and 7.3 have been satisfied in all respects.

7.5	Indemnity Escrow Agreement

The parties to the Indemnity Escrow Agreement other than the Company and the Shareholder Representatives shall have executed and delivered counterpart signature pages to the Indemnity Escrow Agreement to the Company.

7.6	Shareholder Approval

The Company Shareholder Approval shall have been obtained.

7.7	General

All corporate proceedings required to be taken by Parent and Merger Sub in connection with the transactions contemplated by this Agreement shall have been taken. The Company shall have received copies of such officers’ certificates, good standing certificates, incumbency certificates and other customary closing documents as the Company may reasonably request in connection with the transactions contemplated hereby.

ARTICLE 8.

EMPLOYMENT AND EMPLOYEE BENEFITS ARRANGEMENTS

8.1	Substantially Equivalent Benefits

Following the Closing Date, Parent shall continue the Company Plans on behalf of Company Employees or, with respect to any such Company Plan not so continued, Parent shall provide or cause its Affiliates to provide Company Employees with the similar benefit plan, program, agreement or arrangement as provided to Parent’s similarly-situated employees. This Section 8.1 shall not obligate Parent or its Affiliates to create or enter into any new benefit plans, program, agreements or arrangements.

8.2	Vesting Credit and Eligibility

Parent shall give the Company Employees full credit for purposes of eligibility, vesting and benefit accrual (except defined benefit plans) under any employee benefit plans or arrangements maintained by Parent for such Company Employees’ service with the Company to the same extent recognized by the Company immediately prior to the Effective Time. To the extent permitted by applicable law, Parent will (i) waive all limitations as to preexisting conditions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare plan that such employees may be eligible to participate in after the Effective Time and (ii) provide each Company Employee with credit for any co-payments and deductibles paid prior to the Effective Time to satisfy any applicable deductible or out-of-pocket requirements as permitted under the terms of the applicable welfare plans that such employees are eligible to participate in after the Effective Time to the same extent as if those deductibles had been paid under the welfare plans for which such employees are eligible after the Effective Time. With respect to vacation accrued by a Company Employee under the Company’s vacation policy as of the Effective Time (“Total Company Accrued Vacation”), Parent agrees to recognize under its PTO policy, and cause its subsidiaries (including the Surviving Corporation) to recognize up to a maximum of one-half ( 1/2) of the maximum accrual applicable for the Company Employee under the Parent’s PTO Policy (the “Transferred Vacation”). As soon as administratively practicable following the Closing, Parent will provide each Company Employee with a lump sum payment (the “Cash Out Payment”) equal to the sum of (a) the value of the Total Company Accrued Vacation in excess of the Transferred Vacation and (b) the value of any accrued personal time required to be treated as vacation time under applicable law. The value of the Cash Out Payment will be determined based on the Company Employee’s base salary as in effect at the Effective Time. Parent will not otherwise recognize accrued sick time or personal time.

8.3	401(k) Plan

The Company Employees shall be eligible to participate in the Parent’s 401(k) plan following the Effective Time according to the terms of such plan, including any amendments required by this Agreement and permitted by applicable law. Any Company Employee who satisfies all applicable eligibility criteria immediately following the Effective Time shall enter the Parent’s 401(k) plan and begin participating in such plan as soon as reasonably practicable during the calendar quarter that includes the Effective Time, but in no event prior to July 1, 2008.

8.4	WARN

The Parent shall be responsible for any Losses which may be incurred after the Effective Time under the WARN Act and related regulations or under any state or local law with respect to plant closing, layoff or relocation or with respect to any statutory or regulatory obligation to provide notice, payment or any other benefit as a result of or arising out of any termination of employment.

8.5	Third-Party Rights

No provision of this Article 8 shall be deemed to amend any Company Plan or any employee benefit plan or arrangement maintained by Parent or its subsidiaries (including the Surviving Corporation). No provision of this Article 8 shall create any third-party beneficiary rights in any Company Employee or other Person (including without limitation any heir, beneficiary, executor, administrator or representative of a Company Employee or any other Person claiming through a Company Employee) or the Company with respect to employment or any term or condition thereof.

ARTICLE 9.

SURVIVAL; INDEMNIFICATION

9.1	Survival

All of the representations and warranties and Closing certifications made by each of the Company, Parent and Merger Sub shall survive the execution and delivery of this Agreement and the Closing hereunder until the one-year anniversary of the Closing Date; provided, however, that with respect to Claims (as defined in the Indemnity Escrow Agreement) made on or prior to such date, the representations and warranties with respect to such Claims shall survive (but only for the purpose of pursuing such Claims) until such Claims are finally resolved pursuant to the Indemnity Escrow Agreement. The covenants and agreements contained in this Agreement shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.

9.2	Indemnity of Parent Indemnitees

Subject to the limitations set forth in this Article 9, from and after the Closing and the consummation of the Merger, Parent, the Surviving Corporation and each of their stockholders, officers, directors, employees, agents and Affiliates (collectively, the “Parent Indemnitees”) shall be entitled to recover from the Indemnity Escrow Amount any and all Losses suffered or incurred by such Parent Indemnitees arising from or related to any of the following:

(a) Any breach or default in performance by the Company of any covenant or agreement of the Company contained in this Agreement to be performed at or prior to the Closing; or

(b) Any breach or failure to be true of any representation or warranty made by the Company in this Agreement as if made on and as of the date of this Agreement and on and as of the Closing Date; or

(c) The matters set forth on Schedule 9.2(c).

The Shareholders and Optionholders shall not have any right of contribution, indemnification or right of advancement from the Surviving Corporation with respect to any Loss claimed by the Parent Indemnitees.

9.3	Indemnity of Company Indemnitees

Subject to the limitations set forth in this Article 9, from and after the Closing and the consummation of the Merger, Parent shall indemnify, defend and hold the shareholders, directors and officers of the Company (collectively, the “Company Indemnitees”) harmless, to the fullest extent permitted by law, from, against and in respect of Losses arising from:

(a) Parent’s failure to pay the Merger Consideration pursuant to Section 2.7 (subject to the holdback of the Indemnity Escrow Amount as provided in Article 2 and the terms of the Indemnity Escrow Agreement); or

(b) Any breach or default in performance of the covenants of the Surviving Corporation set forth in Section 5.4.

9.4	Monetary Limitations

The aggregate amount for which Parent Indemnitees shall be indemnified for Losses under Section 9.2 shall in no event exceed the Indemnity Escrow Amount (the aggregate amount of the limit on such Losses, a “Maximum Loss”); provided, however, that the aggregate amount for which Parent Indemnitees shall be indemnified for Losses as a result of a intentional misrepresentation or actual fraud shall be limited to the Merger Consideration. Notwithstanding the foregoing, Parent Indemnitees shall not be indemnified pursuant to Section 9.2(b) (other than with respect to Specified Representations and Section 3.11) until the aggregate of all such individual Losses incurred or sustained by Parent Indemnitees with respect to which Parent Indemnitees are entitled to indemnification under Section 9.2(b) (other than with respect to Specified Representations and Section 3.11) exceeds $300,000 (the “Minimum Loss”) and then only to the extent of such excess, subject to the other limitations set forth herein.

9.5	Loss Mitigation Limitations

The amount of Losses that any individual Parent Indemnitee or Company Indemnitee is otherwise eligible for indemnification under this Article 9 shall be reduced by (a) the net amount of any insurance proceeds or other cash receipts or sources of reimbursement actually recovered by such Parent Indemnitee or Company Indemnitee in respect of the matter resulting in such Losses, (b) the amount of any Tax Benefits that such Parent Indemnitee or Company Indemnitee actually recognizes as a result of the incurrence of such Losses in the year of incurrence and (c) any net amounts actually recovered by such Parent Indemnitee pursuant to any indemnification by or indemnification agreement with any third parties; provided, however, that, with respect to the Parent Indemnitees, the determination whether to seek such insurance recovery or indemnification, or to seek such Tax Benefit, shall be at the sole discretion of Parent. If any Losses are paid to Parent Indemnitee from the Indemnity Escrow Amount before any such net insurance proceeds are received, any net insurance proceeds received that would have reduced the Losses paid had they been received before the Losses were paid shall be promptly deposited by the Surviving Corporation with the Escrow Agent, shall become part of the Indemnity Escrow Amount and be paid out in accordance with the Indemnity Escrow Agreement.

9.6	Time Limitations

Except as set forth herein, no claim may be made or suit instituted pursuant to this Article 9 after (and without limiting any claim or suit brought before) the first anniversary of the Closing Date. For purposes of this Article 9, any claim for indemnification shall be duly made (i) if by a Parent Indemnitee, by delivering written notice of such claim to the Shareholder Representatives in accordance with Section 12.5 on or prior to the first anniversary of the Closing Date or (ii) if by a Company Indemnitee, by delivery by the Shareholder Representatives on behalf of such Company Indemnitee of a written notice of such claim to Parent in accordance with Section 12.5 on or prior to the first anniversary of the Closing Date, in each case describing with reasonable specificity (in light of the facts then known) the amount and basis of such claim.

9.7	Other Limitations

If prior to the Closing Date the Company delivers to Parent a Schedule Supplement setting forth facts or circumstances arising following the date of this Agreement which constitute a breach or failure to be true of any representation or warranty of the Company (each, a “Disclosed Company Breach”) and the Company acknowledges in writing that as a result of such Disclosed Company Breach that Parent could terminate this Agreement pursuant to Section 11.1(b), then, if and to the extent Parent waives its right to terminate the Agreement arising out of such Disclosed Company Breach, following the Closing the Parent Indemnitees shall not be entitled to indemnification pursuant to Section 9 with respect to any Losses arising out of the Disclosed Company Breach that were reasonably foreseeable by Parent at the time of Closing. Except as provided in this Section 9.7, the representations and warranties contained in this Agreement (and any right to indemnification for breach thereof or other right to indemnification hereunder) shall not be affected by any investigation, verification or examination by Parent or by any representative or employee of any such party or by any such party’s knowledge or the knowledge of any such representative or employee of any facts with respect to the accuracy or inaccuracy of any such representation or warranty.

9.8	Third Party Claims

9.8.1 Promptly after the receipt by any Parent Indemnitee of notice of the commencement of any claim against such Parent Indemnitee by a third party in respect of which a Parent Indemnitee may make a claim for indemnification pursuant to this Article 9, such Parent Indemnitee shall give the Shareholder Representatives written notice of such third party claim and claim for indemnification in reasonable detail in light of the circumstances then known to such Parent Indemnitee. The failure to give such notice shall not relieve the Shareholder Representatives from any obligation hereunder except to the extent such failure prejudices the rights of the Shareholder Representatives or the ability of the Shareholder Representatives to defend or resolve such third party claim. The Shareholder Representatives shall have the right to defend such third party claim, at the Shareholder Representatives’ expense and with counsel of their choice reasonably satisfactory to the Parent Indemnitee; provided, however, that notwithstanding the foregoing, Parent shall be entitled to assume control of such defense if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the claim seeks an injunction or equitable relief against any Parent Indemnitee; (iii) a conflict of interest with respect to the subject matter of the third party claim exists between the positions of the Shareholder Representatives and/or one or more of TOP-2005, LLC, the Specified Entities, Voyager Capital Fund II, LP, Voyager Capital Fund II-A, LP, or Voyager Capital Founders’ Fund II, LP or any of their Affiliates, on the one hand, and any of the Parent Indemnitees, on the other hand, that Parent reasonably determines (which determination shall be conclusive as between the parties hereto) is of such significance that it would be reasonably likely to materially limit the Shareholder Representatives’ prosecution or defense of such claim; (iv) an adverse outcome of the claim could reasonably be expected to have a material adverse affect on the Parent Indemnitees; (v) the Shareholder Representatives failed or are failing to vigorously prosecute or defend such claim, (vi) the claim relates to Intellectual Property or Taxes; or (vii) Parent reasonably determines that the claim is reasonably likely to result in Losses to the Parent Indemnitees in an amount greater than the amount of cash then constituting the Indemnity Escrow Amount at such time that is not subject to any outstanding claims. If the Shareholder Representatives assume the defense of such third party claim, Parent Indemnitee agrees to cooperate in such defense so long as Parent Indemnitee is not materially prejudiced thereby. So long as the Shareholder Representatives are conducting the defense of such third party claim, Parent Indemnitee may retain separate co-counsel at its sole cost and expense and shall have the right to participate in the defense of such third party claim. Neither the Shareholder Representatives nor any Parent Indemnitee will consent to the entry of any judgment or enter into or offer any settlement or compromise with respect to such third party claim without the prior written consent of the other, which consent will not be unreasonably withheld. In the event the Shareholder Representatives do not or cease to conduct the defense of such third party claim, (x) Parent Indemnitee may defend against, and, with the prior written consent of the Shareholder Representatives (which consent shall not be unreasonably withheld), consent to the entry of any judgment or enter into any settlement or compromise with respect to, such third party claim, (y) the Parent Indemnitees may elect to have the reasonable costs of defending against such third party claim, including reasonable attorneys’ fees and expenses, paid out of the Indemnity Escrow Amount and (z) the Parent Indemnitees will be permitted to recover any Losses they may suffer as a result of such third party claim to the full extent provided in this Article 9 out of the Indemnity Escrow Amount. Regardless of which party shall assume the defense of such third party claim, each party shall provide to the other parties on request all information and documentation reasonably necessary to support and verify any Losses which give rise to such claim for indemnification and shall provide reasonable access to all books, records and personnel in their possession or under their control which would have a bearing on such third party claim.

9.8.2 Promptly after the receipt by any Company Indemnitee of notice of the commencement of any claim against such Company Indemnitee by a third party in respect of which a Company Indemnitee may make a claim for indemnification pursuant to this Article 9, such Company Indemnitee shall give Parent written notice of such third party claim and claim for indemnification in reasonable detail in light of the circumstances then known to such Company Indemnitee. The failure to give such notice shall not relieve Parent from any obligation hereunder except to the extent such failure prejudices the rights of Parent or the ability of Parent to defend or resolve such third party claim. Parent shall have the right to defend such third party claim, at Parent’s expense and with counsel of its choice reasonably satisfactory to Company Indemnitee; provided, however, that notwithstanding the foregoing, the Company Indemnitee shall be entitled to assume the defense if Parent failed or is failing to vigorously prosecute or defend such claim. If Parent assumes the defense of such third party claim, Company Indemnitee agrees to cooperate in such defense so long as Company Indemnitee is not materially prejudiced thereby. So long as Parent is conducting the defense of such third party claim, Company Indemnitee may retain separate co-counsel at its sole cost and expense and shall have the right to participate in the defense of such third party claim. Neither Parent nor any Company Indemnitee will consent to the entry of any judgment or enter into or offer any settlement or compromise with respect to such third party claim without the prior written consent of the other, which consent will not be unreasonably withheld. In the event Parent does not or ceases to conduct the defense of such third party claim, the Company Indemnitee may defend against, and, with the prior written consent of Parent (which consent shall not be unreasonably withheld), consent to the entry of any judgment or enter into any settlement or compromise with respect to, such third party claim. Regardless of which party shall assume the defense of such third party claim, each party shall provide to the other parties on request all information and documentation reasonably necessary to support and verify any Losses which give rise to such claim for indemnification and shall provide reasonable access to all books, records and personnel in their possession or under their control which would have a bearing on such third party claim. Notwithstanding the foregoing, the terms of this Section 9.8.2 will not limit the rights of Parent, the Company or any of their Subsidiaries under any Contractual Obligation with a Company Indemnitee.

9.9	Certain Other Indemnity Matters

In the absence of fraud or intentional misrepresentation and without limiting the provisions contemplating the payment of the Adjustment Deficit under Section 2.6.7 and the payment of costs and expenses contemplated by Sections 2.6.7, 2.11.2 and 9.8, following the Closing the sole and exclusive remedies of any Parent Indemnitee and any Company Indemnitee as against any Person from and after the Closing with respect to any and all claims of any kind whatsoever relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article 9. In furtherance of the foregoing, (in the absence of fraud or intentional misrepresentation and without limiting the provisions contemplating the payment of the Adjustment Deficit under Section 2.6.7 and the payment of costs and expenses contemplated by Sections 2.6.7, 2.11.2 and 9.8) following the Closing each of the parties hereto waives, to the fullest extent permitted under applicable law, and agrees not to assert and to cause each of the other Parent Indemnitees and Company Indemnitees, as applicable not to assert in any action or proceeding of any kind, any and all rights, claims and causes of action (including any such rights, claims or causes of action arising under or based upon common law or other Legal Requirements) it may now or hereafter have against any party hereto and any of their respective Affiliates and their respective members, partners, shareholders, officers, directors, employees, agents and representatives and their respective Affiliates relating to the subject matter of this Agreement, other than claims for indemnification asserted as permitted by and in accordance with the provisions set forth in this Article 9. In no event shall any party be liable for loss of profits or consequential or punitive or incidental damages by reason of a breach of any representation, warranty, covenant or other provision contained in this Agreement or in any Schedule or certificate delivered pursuant hereto; provided, however, to the extent a third party is awarded any lost profits, consequential or punitive or incidental damage, the Parent Indemnitees will be permitted to recover such damages as Losses under this Article 9. Following the Closing all parties (including the Surviving Corporation) shall take all reasonable steps to mitigate all such losses or damages as required under the laws of the State of Washington.

9.10	Tax Treatment of Indemnification Payments

All indemnification payments made under this Article 9 shall be treated as purchase price adjustments for all Tax purposes, unless otherwise required by law.

ARTICLE 10.

CONSENT TO JURISDICTION; JURY TRIAL WAIVER

10.1	Consent to Jurisdiction

WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE PARTIES HERETO HEREBY EXPRESSLY AND IRREVOCABLY (i) AGREE AND CONSENT TO BE SUBJECT TO THE NONEXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT LOCATED IN SEATTLE, WASHINGTON (AND IN THE ABSENCE OF FEDERAL JURISDICTION, THE PARTIES CONSENT TO BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN SEATTLE, WASHINGTON), (ii) AGREE NOT TO BRING ANY ACTION RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT (EXCEPT TO ENFORCE THE JUDGMENT OF SUCH COURTS), (iii) AGREE NOT TO OBJECT TO VENUE IN SUCH COURTS OR TO CLAIM THAT SUCH FORUM IS INCONVENIENT AND (iv) AGREE THAT NOTICE OR THE SERVICE OF PROCESS IN ANY PROCEEDING SHALL BE PROPERLY SERVED OR DELIVERED IF DELIVERED IN THE MANNER CONTEMPLATED BY SECTION 12.5.

10.2	Waiver of Jury Trial

TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES THAT THIS SECTION 10.2 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH EACH PARTY IS RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.2 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

ARTICLE 11.

TERMINATION

11.1	Termination of Agreement

This Agreement may be terminated and the Merger may be abandoned by the parties only as provided below:

(a) Parent, Merger Sub and the Company may terminate this Agreement by mutual written consent at any time prior to the Closing.

(b) Either Parent or Merger Sub may terminate this Agreement by delivering written notice to the Company at any time prior to the Closing in the event the Company is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, Parent has notified the Company of the breach and such breach has continued without cure for a period of thirty (30) days after delivery of such notice of breach, and there is a reasonable likelihood that such breach will result in an inability of the Company to satisfy one or more of the conditions set forth in Article 6.

(c) The Company may terminate this Agreement by delivering written notice to Parent at any time prior to the Closing in the event Parent or Merger Sub is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, the Company has notified Parent of the breach and such breach has continued without cure for a period of thirty (30) days after delivery of such notice of breach, and there is a reasonable likelihood that such breach will result in an inability of Parent to satisfy one or more of the conditions set forth in Article 7.

(d) At any time on or after September 30, 2008 if the Closing of the transactions contemplated by this Agreement shall not have occurred by such date, the Company may terminate this Agreement by delivering written notice to Parent, and Parent may terminate this Agreement by delivering written notice to the Company; provided, however, that (i) the Company may not terminate this Agreement pursuant to this Section 11.1(d) if the failure to consummate the transactions contemplated by this Agreement on or before such date resulted from the Company’s breach of any representation or warranty made by it herein or the failure of the Company to fulfill any covenant that is required to be fulfilled by it prior to Closing, and (ii) the Parent may not terminate this Agreement pursuant to this Section 11.1(d) if the failure to consummate the transactions contemplated by this Agreement on or before such date resulted from the breach by Parent or Merger Sub of any representation or warranty made by it herein or the failure of Parent or Merger Sub to fulfill any covenant that is required to be fulfilled by it prior to Closing.

11.2	Effect of Termination

In the event of the termination of this Agreement pursuant to Section 11.1, all obligations of the parties hereunder (other than obligations under Section 5.3 and Articles 10 and 11, which shall survive termination) shall terminate without any liability of any party to any other party; provided, however, that no termination by a party pursuant to clause (b), (c) or (d) of Section 11.1 shall relieve such party from any liability arising from or relating to any breach of any representation, warranty, covenant or agreement by such party prior to termination.

ARTICLE 12.

MISCELLANEOUS

12.1	Entire Agreement; Waivers

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter, other than the Confidentiality Agreement (which shall survive execution and delivery of this Agreement and shall survive any termination of this Agreement but shall terminate upon consummation of the Closing). At any time prior to the Effective Time, the parties may waive or extend the time for performance or compliance of any covenants, agreements or other obligations to be performed or complied with under this Agreement, waive any inaccuracies in the representations and warranties set forth herein or waive any condition set forth in Article 6 or 7 hereof; provided, however, that no waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), unless otherwise expressly provided nor shall it be effective unless in writing and executed (a) by Parent in the case of a waiver by Parent, (b) by Merger Sub in the case of a waiver by Merger Sub and (c) by the Company in the case of a waiver by the Company or the Shareholder Representatives.

12.2	Amendment or Modification

Except as set forth in Section 5.2.3(a), the parties hereto may not amend or modify this Agreement except in such manner as may be agreed upon by a written instrument executed by Parent, Merger Sub and the Company; provided, however, that any reduction in the amount, or change in the form, of the Merger Consideration, and any other amendment to this Agreement that would materially adversely affect the Shareholders, shall require the Company Shareholder Approval.

12.3	Severability

In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall (to the extent permitted under applicable law) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

12.4	Successors and Assigns

All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted transferees and assigns (each of which transferees and assigns shall be deemed to be a party hereto for all purposes hereof); provided, however, that (a) no transfer or assignment by any party hereto of this Agreement or such party’s right or obligations hereunder shall be permitted without the prior written consent of the other parties hereto and any such attempted transfer or assignment without consent shall be null and void and (b) no such transfer or assignment by any party shall relieve such party of any of its obligations hereunder.

12.5	Notices

Any notices or other communications required or permitted hereunder shall be deemed to have been properly delivered if in writing and delivered personally or sent by confirmed facsimile transmission, Federal Express, or registered or certified mail, postage prepaid, addressed as follows:

(a) if to Parent or Merger Sub or, if after the Closing to the Surviving Corporation, to:

FTI Consulting, Inc.
500 East Pratt Street, Suite 1400
Baltimore, MD 21202
Attention:	Eric B. Miller
Senior Vice President, General Counsel
Telephone No.:	(410) 951-4800
Facsimile No.:	(410) 951-4878

with a copy to:

Wilson Sonsini Goodrich & Rosati P.C.
701 Fifth Avenue, Suite 5100
Seattle, WA 98104
Attention:	Patrick J. Schultheis
Telephone No.:	(206) 883-2500
Facsimile No.:	(206) 883-2699

(b) if to the Company, to:

Attenex Corporation
925 Fourth Avenue, Suite 1700
Seattle, WA 98104-1125
Attention:	Kimra Hawley, Chief Executive Officer
Telephone No.:	(206) 373-6511
Facsimile No.:	(206) 386-5841

with a copy to:

Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
Attention:	David McShea, Esq.
Eric DeJong, Esq.
Telephone No.:	(206) 359-8000
Facsimile No.:	(206) 359-9000

(c) if to the Shareholder Representatives, to:

William McAleer
Voyager Capital
719 Second Avenue, Suite 1400
Seattle, WA 98104
Attention:	William McAleer
Telephone No.:	(206) 438-1800
Facsimile No.:	(206) 438-1900

Richard B. Dodd
TOP-2005, LLC
925 Fourth Avenue, Suite 2900
Attention:	Richard B. Dodd
Seattle, WA 98104
Telephone No.:	(206) 370-5790
Facsimile No.:	(206) 370-6048

with a copy to:

Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
Attention:	David McShea, Esq.
Eric DeJong, Esq.
Telephone No.:	(206) 359-8000
Facsimile No.:	(206) 359-9000

Unless otherwise specified herein, such notices or other communications shall be deemed given and delivered (a) on the date delivered, if delivered personally, (b) one (1) Business Day after being sent by a nationally recognized overnight express courier, specifying next day delivery, with written verification of receipt, (c) upon electronic confirmation of successful facsimile transmission if sent during normal business hours of the recipient (if not sent during normal business hours of recipient, then on the next Business Day), if sent by facsimile, and (d) three (3) Business Days after being deposited in the United States mail, if sent by registered or certified mail, postage prepaid, return receipt requested. Each of the parties hereto shall be entitled to specify a different address for notice by previously delivering notice thereof in a manner permitted above to each of the other parties hereto.

12.6	Public Announcements

Except as provided in this Section 12.6, at all times no party hereto will issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without, in the case of a disclosure by Parent, the written consent of the Company and, in the case of a disclosure by the Company or the Shareholder Representatives, the written consent of Parent, in each case, which consent shall not be unreasonably withheld. If any party hereto is unable to obtain, after reasonable effort under the circumstances, the timely approval of its public report, statement or release from the other parties hereto and such report, statement or release is, in the opinion of legal counsel to such party, required by law or obligations resulting from such party’s listing on a national securities exchange in order to discharge such party’s disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other parties with a copy thereof. Each party hereto will also obtain the prior written approval (i) by the Company, in the case of a disclosure by Parent, and (ii) by Parent, in the case of a disclosure by the Company or the Shareholder Representatives, of any press release to be issued announcing the consummation of the transactions contemplated by this Agreement, which consent will not be unreasonably withheld.

12.7	Headings

Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof.

12.8	Disclosure

Any item set forth in the Schedule delivered to Parent at or prior to the execution hereof pursuant to any section of this Agreement shall be deemed to have been listed in or incorporated by reference into each other section of the Schedule to the extent such listing or description would be reasonably applicable to such other section of the Schedule based on the disclosure contained therein.

12.9	Expenses

Regardless of whether the Merger and transactions contemplated by this Agreement are consummated, all fees, costs and expenses incurred with, or owed to, third parties in connection with this Agreement and the Merger and the transactions contemplated hereby (collectively, the “Third Party Expenses”) shall be borne by the party incurring such fees, costs and expenses, except as otherwise expressly set forth herein.

12.10	Amounts Paid and Calculated in U.S. Dollars

Any amounts which are contemplated to be calculated or paid or determined hereunder shall be calculated and paid in United States Dollars.

12.11	Third Party Beneficiaries

Except as pursuant to Section 9.2 and 9.3 and Section 5.4 hereof and without limiting the scope of Section 8.5 hereof, nothing in this Agreement is intended or shall be construed to entitle any Person other than the parties, their respective transferees and assigns permitted hereby to any claim, cause of action, remedy or right of any kind.

12.12	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

12.13	Governing Law

This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the State of Washington, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

12.14	Specific Performance

Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting bond or other undertaking, each of the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

12.15	Negotiation of Agreement

Each of the Company, Parent and Merger Sub acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement. Each party cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties to this Agreement.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed, as of the date first above written by their respective officers thereunto duly authorized.

COMPANY:

ATTENEX CORPORATION

By:	/S/ KIMRA HAWLEY
Name:	Kimra Hawley
Title:	Chief Executive Officer

PARENT:

FTI CONSULTING, INC.

By:	/S/ ERIC B. MILLER
Name:	Eric B. Miller
Title:	Executive Vice President and General Counsel

MERGER SUB:

ACE ACQUISITION CORPORATION

By:	/S/ ERIC B. MILLER
Name:	Eric B. Miller
Title:	Senior Vice President

SHAREHOLDER REPRESENTATIVES

/S/ WILLIAM MCALEER
William McAleer

/S/ RICHARD B. DODD
Richard B. Dodd